SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Interim Report 2007

Value Growth Opportunity Momentum

PRUDENTIAL

Contents

Overview
1 Prudential plc 2 Key performance indicators
3 Group financial highlights
4 Group Chief Executive’s review
Operating and financial review

  7        Key performance indicators

10        Group overview

17        Business unit review:

            Insurance operations

17        United Kingdom

20        United States

21        Asia

            Asset management

24        Global

24        M&G

25        Asia

26        United States

27        Other corporate information

Group results

28        European Embedded Value (EEV) basis unaudited interim supplementary information:

28        EEV basis results

32        Notes on the EEV basis results

39        International Financial Reporting Standards (IFRS) basis unaudited financial information:

39        Total insurance and investment products new business

41        IFRS basis results

48        Notes on the IFRS basis results

53        Independent review reports by KPMG Audit Plc to Prudential plc

Additional information
54 Shareholder information 55 How to contact us

Overview

Prudential plc

Prudential plc is an international retail financial services group that aims to promote the financial well-being of customers and their families, with a focus on saving for retirement and security in retirement.

Our strategy is to achieve sustained growth in shareholder value by using our strengths to build and maintain profitable, market-leading positions in the life and pensions, mutual fund and annuities markets in Asia, the US and the UK.

Prudential plc Interim Report 2007 1

Overview

Key performance indicators

Key performance indicators

APE new business premiums PVNBP EEV new business profit

+12% +4% +12%

HY 2007 £1,334m HY 2007 £9,681m HY 2007 £534m

HY 2006 £1,196m* HY 2006 £9,300m* HY 2006 £476m*

External funds under management Holding company cash flow EEV operating profit from long-term business

+11% +136% +32%

HY 2007 £63bn HY 2007 £34m HY 2007 £1,293m

FY 2006 £57bn* HY 2006 £(94)m** HY 2006 £979m*

IFRS operating profit

27%

HY 2007 £601m

HY 2006 £473m*

*Comparison at constant exchange rates (CER). **Comparison at reported exchange rates (RER).

2 Prudential plc Interim Report 2007

Overview
Group financial highlights

2007 unaudited interim results

Results summary

European Embedded Value (EEV) basis results*

	Half year 2007 £m	Half year 2006 £m	Full year 2006 £m
UK insurance operations	**462**	336	686
M&G	**140**	100	204
UK operations	**602**	436	890
US operations	**351**	350	718
Asian operations	**520**	374	864
Other income and expenditure	**(147)**	(141)	(298)
UK restructuring costs	**0**	(12)	(41)
Operating profit from continuing operations based on longer-term investment returns*	**1,326**	1,007	2,133
Short-term fluctuations in investment returns	**241**	73	738
Mark to market value movements on core borrowings	**113**	168	85
Shareholders' share of actuarial gains and losses on defined benefit pension schemes	**125**	246	207
Effect of changes in economic assumptions and time value of cost of options and guarantees	**275**	(20)	59
Profit from continuing operations before tax	**2,080**	1,474	3,222

	Half year 2007	Half year 2006	Full year 2006
Operating earnings per share from continuing operations after related tax and minority interests*	**39.4p**	29.3p	62.1p
Basic earnings per share	**72.8p**	43.8p	91.7p
Shareholders' equity, excluding minority interests	**£13.4bn**	£10.9bn	£11.9bn

International Financial Reporting Standards (IFRS) basis results*

Statutory IFRS basis results	**Half year 2007**	Half year 2006	Full year 2006
Profit after tax attributable to equity holders of the Company	**£715m**	£449m	£874m
Basic earnings per share	**29.3p**	18.7p	36.2p
Shareholders' equity, excluding minority interests	**£5.9bn**	£5.0bn	£5.5bn

Supplementary IFRS basis information	**Half year 2007**	Half year 2006	Full year 2006
Operating profit from continuing operations based on longer-term investment returns*	**£601m**	£498m	£1,050m
Operating earnings per share from continuing operations after related tax and minority interests*	**16.3p**	14.0p	30.9p

	Half year 2007	Half year 2006	Full year 2006
Dividends per share declared and paid in reporting period	**11.72p**	11.02p	16.44p
Dividends per share relating to reporting period	**5.70p**	5.42p	17.14p
Funds under management	**£256bn**	£238bn	£251bn

***Basis of preparation**

Results bases
The EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004. The basis of preparation of the statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2006 full year results and financial statements.

Operating profit based on longer-term investment returns
Consistent with previous reporting practice, the Group analyses its EEV basis results and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other constituent elements of total profit. On both the EEV and IFRS bases, operating earnings per share are calculated using operating profits from continuing operations based on longer-term investment returns, after tax and minority interests. These profits exclude short-term fluctuations in investment returns and the shareholders' share of actuarial gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. After adjusting for related tax and minority interests, the amounts for these items are included in the calculation of basic earnings per share.

For half year 2007, the EEV basis operating profit from continuing operations based on longer-term investment returns before tax of £1,326m includes a credit of £92m that arises from including the benefits, grossed up for notional tax, of altered corporate tax rates for the UK, Singapore and China. Further details are explained in note 7 to the EEV basis supplementary information.

Discontinued operations
The results for continuing operations shown above and throughout this Interim Report exclude those in respect of discontinued banking operations. On 1 May 2007, the Company sold Egg Banking plc. Accordingly, the presentation of the comparative results for half year and full year 2006 has been adjusted from those previously published.

Prudential plc Interim Report 2007 3

Overview

Group Chief Executive’s review

Group Chief Executive’s review

Introduction

The Group has announced a strong set of results for the first half of 2007.

Prudential’s performance in the first half of the year demonstrates the real shareholder value that we are delivering through consistent implementation of our retirement-focused strategy. This strategy is generating both continued excellent results and creating substantial longer term opportunities from our advantaged regional platforms and global capabilities.

Capturing the retirement opportunity

Developments in the global retirement market represent one of the most significant and important global trends in retail financial services. In the UK and the US alone, it is estimated that over the next five years, as much as £7 trillion of assets will be available for investment into the retirement savings and retirement income market sectors. In Asia, the retirement opportunity is also expanding rapidly driven by rising incomes, increasing longevity, and a growing realisation among individuals of the need to save for retirement and to protect their income.

Prudential’s strategy focuses on capturing the ever-increasing revenue and value from these material opportunities.

Prudential is well positioned - capabilities and geographic coverage

While many financial institutions are moving to capture this opportunity, Prudential has an outstanding combination of assets and capabilities to succeed:

Sophisticated risk management;

integrated solutions to address retirement needs;

privileged access to retirement advisers;

trusted brands which are strongly associated with retirement; financial strength and reliability; and geographic reach.

Moreover, Prudential has the additional advantage of being able to draw on expertise and experience across international frontiers to advance product innovation, distribution and the quality of customer service. These initiatives transfer learning and value from one business to another, creating competitive advantage above and beyond what each could individually achieve.

Group performance

The operating performance of the Group was again very strong in the first half of 2007. Group operating profit before tax from continuing operations, on the European Embedded Value (EEV) basis, was up 39 per cent, to £1,326 million building on the momentum established in 2005 and 2006. On the statutory International Financial Reporting Standards (IFRS) basis, operating profit before tax on continuing operations was up 27 per cent to £601 million.

The Group had a positive cash flow from operations in the period to 30 June 2007. The benefit of a significant increase in the uptake of the scrip dividend helped to achieve this. Our expectation remains that operations will provide a positive cash flow in the 2008 full year. The Group’s cash balances also benefited by £527 million from the sale of Egg. In addition, the already robust regulatory capital surplus of the Group was improved by around £300 million from the sale of this business.

Regional performance

As outlined earlier, Prudential’s operations in Asia, the US and the UK are all well positioned to capitalise on the retirement opportunity, and each has specific strategies in place to build on and strengthen our established market positions.

Performance in all of our regional markets over the first half has been strong, indicating that our approach to the market is delivering material financial benefits.

Asia

Prudential’s geographic spread in Asia, the strength and scale of our distribution, and the recognition of and trust in the Prudential brand in the region, continue to be key differentiating factors for the Group.

Agent numbers have reached 350,000 and at the same time, almost 30 per cent of new business is being derived from non-agency sources.

In addition to capitalising on and further building these strengths, we are increasing the focus on the fast emerging retirement opportunity by developing and providing integrated protection and savings solutions to meet consumers’ increasingly sophisticated needs.

Work is progressing well on our initiatives to deepen our Health business and we are putting in place the infrastructure to facilitate greater cross-selling and up-selling to our established customer base of some 8.5 million in the region.

Growth across the region continues to be strong, with new business up 48 per cent to £619 million APE in the half year. Compound annual growth in APE over the last five years is 29 per cent. New business profit was up 31 per cent to £282 million.

A significant contributor to this growth was the ‘What’s Your Number?’ retirement campaign which has already seen great success in Korea and Hong Kong, and was rolled out to Taiwan at the end of April. As a result, new business in Taiwan in the second quarter was £106 million APE and half year new business was up 103 per cent. We will continue to identify other opportunities in retirement across the region.

We are also making good progress in two additional areas; firstly we are developing a regionwide infrastructure to support our approach to develop systematic cross-selling and up-selling to our 8.5 million customers, with plans already in place in three markets and with the first pilots due to begin later this year. Secondly, on health products we saw a 62 per cent increase in the first half. We launched a new product in Singapore in the second quarter and we have recently launched a new product in India.

4 Prudential plc Interim Report 2007

Overview

Group Chief Executive’s review

These strong first half results, and the continuing development of our operations in the region, mean that we are very confident that we will achieve our target of at least doubling 2005 EEV new business profits by 2009. The outlook beyond 2009 also remains very positive.

United States

In the US, our long-term strategy has been to position Jackson National Life Insurance Company (Jackson) to meet the retirement needs of the baby boomer generation pre and post retirement. We recognised early on the central role of advice as the key source of success in this market and Jackson has developed a very effective and hard to replicate business model, with particular success in the independent broker channel - the key channel for advice.

The Jackson brand is trusted to provide integrated retirement planning solutions to financial professionals and their clients, including variable annuity products that provide the most flexibility and customisation in the industry.

We are continuing to develop our variable annuity offering, adding a number of new guaranteed minimum withdrawal benefits and a new guaranteed minimum accumulation benefit. The total number of benefit combinations available is now in excess of 2,100. At Curian, our separately managed account platform, we also recently launched a new proposal system which cuts the time required to open a separately managed account by a factor of three. This is just one example of how we continue to leverage Jackson’s superior technological capabilities to enhance our efficiency and effectiveness.

We have also continued to add to Jackson’s distribution strength, increasing the number of external wholesalers by 30 per cent. Over the last two years, Jackson’s wholesaling force has been one of the fastest growing in the market whilst still growing productivity per producer and sales per territory. This increase in numbers of wholesalers will allow us to take an even more granular approach to our segmentation of the market.

Today, Jackson is already one of the fastest growing variable annuity franchises in the market. Variable annuity sales grew by 31 per cent in the first half to £2.2 billion, continuing to gain profitable market share. Our market share of variable annuities reached 5.1 per cent at the end of the first quarter, compared to 4.2 per cent in the first quarter of 2006, and share in the main target Independent Broker Dealer channel was 11.7 per cent, up from 10.4 per cent in the first quarter of 2006.

Overall margins on new business in the US remained strong at 41 per cent (2006: 41 per cent) with an IRR of 18 per cent.

United Kingdom

In the UK, our manufacturing capabilities in the retirement space, combined with the Prudential brand - which is strongest among pre and post retirement age groups - provides an excellent platform from which to develop the business.

In line with our stated plans we are exiting those product areas that are structurally uneconomic and we are developing a new range of trail-based commission products centred on the multi-asset investment capabilities. Our new unit-linked product, for instance, will be launched later this month.

To further strengthen our distribution, we have entered into an agreement with Barclays to be the preferred provider of conventional annuity products to retail customers of Barclays in the UK. This is a five-year agreement which will take effect from later in 2007.

UK retail sales grew by 10 per cent in the first half of the year. Momentum is particularly strong in individual annuities, up 23 per cent, a market segment in which we are a clear leader with 23 per cent market share in 2006. This is a high growth, high return sector of the market where Prudential benefits from significant and recurring internal flows of maturing pensions as well as flows from both new and existing partnerships. All of this, combined with sophisticated risk management and competitive pricing, is enabling us to deliver good returns to shareholders. In the bulk annuity market we reached an agreement in principle to acquire Equitable Life’s portfolio of in-force with-profits annuities, now estimated at around £1.7 billion. This transaction remains on track to complete in the fourth quarter and on its own represents almost 20 per cent growth on the bulk annuities written by our UK business in the whole of 2006. We will continue to exercise pricing discipline in this market, and to pursue specific opportunities which play to our distinctive capabilities.

Margins on new business in the UK of 30 per cent (2006: 29 per cent) remain high compared to the overall UK market and the Internal Rate of Return (IRR) was 15 per cent against our target of 14 per cent. This represents an attractive return in both absolute and relative terms.

We remain confident of achieving our already-announced cost savings target of £195 million by 2010. By the end of 2007 we will have taken all of the actions to secure £115 million of the announced savings, and we are making good progress in determining the approach we will take to deliver the remaining £80 million, whether that is through offshoring, outsourcing or a combination of the two. We are on track to confirm our final decision by the middle of the fourth quarter this year.

Prudential’s main with-profit fund in the UK was the top performing life fund in 2006 in terms of gross investment return ranking first, in the WM Company’s survey of with-profit funds, over one, three, five and 10 years - an outstanding performance. Investment performance has remained strong in the first half of 2007.

Our work on the inherited estate is progressing well and as previously disclosed, if a decision is taken to proceed, a formal appointment of the Policyholder Advocate could be expected to take place later this year. We will only proceed if there are clear benefits to both policyholders and shareholders.

Prudential plc Interim Report 2007 5

Overview

Group Chief Executive’s review

Group Chief Executive’s review continued

Asset management

Our asset management businesses continue to both add value to our insurance operations as well as growing their external funds under management.

Key to this is our ability to develop retirement savings and retirement income products based on sophisticated asset allocation strategies which match customers’ risk profiles and strong investment performance.

This is clearly evidenced in the UK, where our strength in the with-profits business – both bonds and annuities – has been driven by our multi-asset allocation capabilities which can deliver the kind of cautious growth that customers want. In the US, these capabilities enable us to deliver our fully unbundled variable annuity proposition. These capabilities also position us well in the emerging area of lifecycle finance where we can create products that adapt to consumers changing circumstances, risk appetites, and needs over different stages of the retirement cycle. These products need to be underpinned by adaptable and creative asset management.

Across the Group’s asset management businesses net inflows were £5 billion and at similar levels to those achieved in the first half of 2006. Retail net sales at M&G surpassed last year’s record half year net flows and in Asia net flows remained strong at £1.7 billion, with a number of successful fund launches in Taiwan and Korea, plus ongoing strong net sales in India and Japan. External funds under management increased to £63 billion.

This is contributing to very strong growth in operating profit from these businesses, with M&G and Asia fund management up 40 per cent and 65 per cent respectively.

Capital efficiency

Prudential benefits from greater capital efficiency and an increased risk appetite by actively managing its product and geographic diversification. Prudential’s economic capital modelling indicates that the capital requirements of the businesses on a stand-alone basis would be £1.3 billion higher than for the Group as a whole, as at 31 December 2006.

While the dialogue with both regulators and rating agencies continues to develop, for example over the draft Solvency II Directive, it is already clear that in future there will be material and enduring opportunities for greater regulatory capital efficiency within broader-based groups.

Outlook

In summary:

Our strategy is focused on the growing global market for retirement savings and retirement income;

our advantaged regional platforms and our global capabilities place the Group in a strong position to capture a disproportionate share of the retirement opportunity around the world; delivery of that strategy is generating continuing excellent short-term operating performance both in the regions and at the Group level, which in turn is creating superior shareholder value; our diversified geographic footprint across three regions provides a strong and operationally efficient base for future growth; and

Prudential is extremely well placed to deliver real long-term sustainable profit growth for its shareholders.

Mark Tucker

Group Chief Executive 31 July 2007

6 Prudential plc Interim Report 2007

Operating and financial review

Key performance indicators

Key performance indicators

The Group’s strategy centres on optimising Prudential’s competitive advantages to capture the ever-increasing revenue and value from the material opportunities in the global retirement market, while continuing to develop our life assurance and asset management businesses. In implementing this strategy Prudential’s clear aim is to secure superior growth in value for its shareholders. The following metrics represent the financial key performance indicators (KPIs) the directors use to judge the delivery of strategies and the management of the businesses: New business premiums, calculated on an Annual Premium Equivalents (APE) basis and on a Present Value of New Business Premium (PVNBP) basis; European Embedded Value (EEV) basis new business profits; Internal rate of return (IRR) on new business; External funds under management (FUM); EEV basis operating profit based on longer-term investment returns on long term business; International Financial Reporting Standards (IFRS) basis operating profit based on longer-term investment returns; and holding company cash flow.

Overview of the KPIs

New business premiums and new business profit

Prudential’s focus remains on growing sales in areas that deliver the most profitable returns. In the first half of 2007, the Group grew weighted insurance sales, calculated on an APE basis, by 12 per cent and increased new business profits by 12 per cent compared to the first half of 2006 on a constant exchange rate (CER) basis. Sales on a PVNBP basis increased by four per cent to £9.7 billion (HY 2006: £9.3 billion).

In line with the Group’s strategy to continue to deliver strong sustainable profitable sales growth, Prudential is well positioned in markets that offer highly attractive opportunities for strong organic growth over the next 10 years, and it is broadening its customer proposition and product range.

Definition: APE new business premiums

New business premiums reflect premiums attaching to covered business and premiums for contracts classified as investment products or other financial instruments under IFRS.

New business premiums, on an APE basis, are calculated as the aggregate of regular new business contributions (shown on an annualised basis) plus 10 per cent of single new business contributions.

The 2006 comparative is shown on a Constant Exchange Rate (CER) basis.

Definition: PVNBP

New business premiums, on a PVNBP basis, are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business profit.

The 2006 comparative is shown on a CER basis.

Definition: EEV basis new business profits

The present pre-tax value of future shareholder cash flows from new business, less a deduction for the cost of locked-in (encumbered) capital and the impact of the time value of options and guarantees.

The 2006 comparative is shown on a CER basis.

Prudential plc Interim Report 2007 7

Operating and financial review

Key performance indicators

Key performance indicators continued

Internal rate of return on new business

Improving capital efficiency is at the heart of Prudential’s commitment to deliver superior growth in value for its shareholders. Prudential continually works to enhance the effectiveness of its capital management processes, to ensure that investment and capital allocation decisions are focused on those areas of activity that will generate the best returns to shareholders.

Definition: Internal rate of return on new business

The internal rate of return is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the lifetime of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is equal to the amount required to pay acquisition costs and set up statutory reserves less premiums received, plus encumbered capital. The impact of the time value of options and guarantees is included in the calculation.

External funds under management

Prudential’s focus is to grow external funds under management and deliver sustained profitable growth from its asset management businesses. At 30 June 2007, external FUM was £63 billion compared with £57 billion at 31 December 2006 (CER basis). This growth has been achieved through expanding into new markets and broadening the Group’s product range, and leveraging cross regional collaboration all underpinned by excellent investment performance. The fundamentals are in place to sustain this growth in the future.

Definition: External funds under management

External funds under management represent principally the value of the total investment products managed by the M&G and Asia asset management businesses, as published in the Group’s Interim and Annual Reports.

The 2006 comparatives are shown on a CER basis.

Holding company cash flow

Prudential aims to generate cash for the Group without constraining the value opportunities in its businesses. The Group had a net positive operating cash flow of £34 million in the first six months of 2007, an improvement of £128 million on the same period in 2006. This was mainly due to a high scrip dividend take up of £117 million, as well as strong performances from the life and asset management businesses, including the UK with-profits fund. Additionally, the Group received £527 million from the disposal of Egg (net of expenses). The Group is confident that it has the capital and cash resources to fund its planned future organic growth.

Definition: Holding company cash flow

The increase or decrease in holding company cash and short term investments during the reporting period.

8 Prudential plc Interim Report 2007

Operating and financial review

Key performance indicators

EEV basis operating profit based on longer-term investment returns on long-term business and IFRS basis operating profit based on longer-term investment returns

Prudential’s objective is to achieve superior growth in value for its shareholders. This is shown by sustainable growth in operating profit, both on an EEV and IFRS basis.

In the first half of 2007 the Group delivered a 32 per cent increase on the same period in 2006 (CER basis) in EEV operating profit on its long-term business.

Prudential focuses on its strength and opportunities in the local markets in which it operates. Prudential’s strategy of leveraging its knowledge and expertise across product development, distribution and administration, is designed to allow it to continue to deliver operating profit growth in the future.

Total IFRS operating profit based on longer-term investment returns on continuing operations was 27 per cent higher in the first half of 2007 than the same period in 2006 (CER basis) reflecting the strong performance of the Group’s UK and US insurance businesses. The 2006 comparative has been restated to exclude the performance of Egg, the sale of which was completed in May 2007.

Definition: EEV basis operating profit based on longer-term investment returns on long-term business

The change in pre-tax value of EEV as a result of new business, expected investment returns and the unwind of the discount rate, the effect of changes in operating assumptions and any operating experience variances. It excludes the effect of short-term fluctuations in investment returns against the long-term assumptions, the effect of changes in economic assumptions, the effect of the change in time value of the cost of options and guarantees, shareholders’ share of actuarial gains and losses on defined benefit pension schemes and the mark to market value movements on borrowings. The 2006 comparative is shown on a CER basis.

Definition: IFRS basis operating profit based on longer-term investment returns

These profits exclude short-term fluctuations in investment returns and the shareholders’ share of actuarial gains and losses on defined benefit pension schemes.

The 2006 comparative is shown on a CER basis.

Prudential plc Interim Report 2007 9

Operating and financial review
Group overview

Group overview

Results highlights

		CER		RER[4]	
	Half year 2007 £m	Half year 2006 £m	Percentage change	Half year 2006 £m	Percentage change
Annual premium equivalent (APE) sales[1]	**1,334**	1,196	12%	1,255	6%
Present value of new business premiums (PVNBP)[1]	**9,681**	9,300	4%	9,761	(1)%
Net investment flows	**5,047**	5,198	(3)%	5,304	(5)%
External funds under management	**63,222**	50,376	26%	51,070	24%
New business profit (NBP)[1]	**534**	476	12%	504	6%
NBP margin (% APE)[1]	**40%**	40%		40%	
NBP margin (% PVNBP)[1]	**5.5%**	5.1%		5.2%	
EEV basis operating profit from long-term business from continuing operations[2,3]	**1,293**	979	32%	1,034	25%
Total EEV basis operating profit from continuing operations[3,5]	**1,326**	952	39%	1,007	32%
Total IFRS operating profit from continuing operations[3,5]	**601**	473	27%	498	21%
EEV basis shareholders' funds	**13,412**	10,726	25%	10,932	23%
IFRS shareholders' funds	**5,905**	4,915	20%	5,049	17%
Holding company cash flow	**34**	(94)	136%	(94)	136%

(1) The details shown include the effect of the bulk annuity transfer from the Scottish Amicable Insurance Fund (SAIF) to Prudential Retirement Income Limited in the first half of 2006, a shareholder-owned subsidiary of the Group. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund established by a court approved scheme of arrangement in September 1997, whose results are solely for the benefit of SAIF policyholders.

(2) Long-term business profits after deducting Asia development expenses and before restructuring costs.

(3) Based on longer term investment returns from continuing operations, as explained in the basis of preparation section shown below.

(4) Reported exchange rate (RER).

(5) The restructuring costs and operating loss for Egg for 2006 and the period of ownership in 2007, together with the profit on disposal, are included within discontinued operations.

In the operating and financial review (OFR), year-on-year comparisons of financial performance are on a constant exchange rate (CER) basis, unless otherwise stated.

Impact of currency movements

Prudential has a diverse international mix of businesses with a significant proportion of its profit generated outside the UK. In the first half of 2007, 64 per cent of the Group's total EEV operating profit came from outside the UK. In preparing the Group's consolidated accounts, results of overseas operations are converted at rates of exchange based on the average of the year to date, whilst shareholders' funds are converted at period-end rates of exchange.

Changes in exchange rates from year to year have an impact on the Group's results when these are converted into pounds sterling for reporting purposes. In some cases, these exchange rate fluctuations can have a significant effect on reported results.

Consequently, the Board has for a number of years reviewed and reported the Group's international performance on a CER basis. This basis eliminates the impact from exchange translation.

In the operating and financial review (OFR), period-on-period comparisons of financial performance are on a CER basis, unless otherwise stated.

Basis of preparation of results

The European Union (EU) requires that all listed European groups prepare their financial statements in accordance with EU approved IFRS. Since 1 January 2005, Prudential has been reporting its primary results on an IFRS basis and 2007 represents the third year in which the Group's financial statements have been prepared under IFRS.

In addition, as a signatory to the European Chief Financial Officers' (CFO) Forum's EEV Principles, Prudential has also been reporting supplementary results on an EEV basis for the Group's long-term business since 2005. These results are combined with the IFRS basis results of the Group's other businesses to provide a supplementary operating profit under EEV. Reference to operating profit relates to profit based on long-term investment returns. On both the EEV and IFRS bases, operating profits from continuing operations based on longer-term investment returns exclude short-term fluctuations in investment returns and shareholders' share of actuarial gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profits based on longer-term investment returns also exclude the mark to market value movement on core borrowings and the effect of changes in economic assumptions and changes in the time value of the cost of options and guarantees arising from changes in economic factors.

In broad terms, IFRS profits for long-term business contracts reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional accounting basis for other long-term business. Although the statutory transfers from with-profits funds are closely aligned with cash flow generation, the pattern of IFRS profits over time from shareholder-backed long-term businesses will generally differ from the cash flow pattern. Over the life of a contract, however, aggregate IFRS profits will be the same as aggregate cash flow.

10 Prudential plc Interim Report 2007

Operating and financial review
Group overview

Life insurance products are, by their nature, long term and the profit on this business is generated over a significant number of years. Accounting under IFRS does not, in Prudential's opinion, properly reflect the inherent value of these future profit streams.

Prudential believes that embedded value reporting provides investors with a better measure of underlying profitability of the Group's long-term businesses and is a valuable supplement to statutory accounts.

Sales and funds under management

Prudential delivered overall sales growth during the first half of 2007 with total new insurance sales up 12 per cent from the first six months of 2006 to £1.3 billion on the annual premium equivalent (APE) basis. At reported exchange rates (RER), APE sales were up six per cent on the same period in 2006. This is equivalent to insurance sales of £9.7 billion on a present value of new business premium basis (PVNBP), an increase of four per cent on 2006 at CER.

Total gross investment sales were £25 billion, up 55 per cent on the first half of 2006 at CER. Net investment sales of £5 billion were down three per cent from net investment sales in 2006 at CER.

Total external funds under management increased by 10 per cent at RER from £57.2 billion at 31 December 2006, to £63.2 billion at 30 June 2007, reflecting net investment flows of £5 billion and net market and other movements of positive £1 billion.

At 30 June 2007, total funds under management were £256 billion, an increase of two per cent from 2006 year end at RER.

EEV basis operating profit from continuing operations

Total EEV basis operating profit from continuing operations based on longer-term investment returns was £1,326 million, up 39 per cent from the first half of 2006 at CER. At RER, the result was up 32 per cent. This result reflects profitable growth in the insurance and funds management businesses, and the benefit of positive operating assumption changes.

Prudential's insurance businesses achieved significant growth, both in terms of NBP and in-force profit, resulting in a 32 per cent increase in long term business profit over the first half of 2006 at CER.

In the first six months of 2007, the Group generated record NBP from insurance business of £534 million, which was 12 per cent above the same period in 2006 at CER, driven by strong sales momentum in the US and Asia, achieved without compromising margins. At RER, NBP was up six per cent. The average Group NBP margin was 40 per cent (HY 2006: 40 per cent) on an APE basis and 5.5 per cent (HY 2006: 5.1 per cent at CER) on a PVNBP basis. In-force profit increased 50 per cent on the first half of 2006 at CER to £765 million. In aggregate, net assumption changes were £95 million positive of which £92 million relates to lower tax rates in the UK and Asia. Experience variances and other items were £53 million positive. At RER, in-force profit was up 42 per cent.

Asia's development expenses (excluding the regional head office expenses) were £6 million, (HY 2006: £7 million at CER).

Results from the fund management business were £180 million (HY 2006: £124 million), up 45 per cent on the first half of 2006 at CER.

Other income and expenditure totalled a net expense of £147 million compared with £141 million in the first half of 2006 at RER. This result includes £17 million of costs for the Asia head office (HY 2006: £19 million at RER); £50 million for the Group head office costs (HY 2006: £46 million); and net interest expense on central borrowings and other items of negative £80 million (HY 2006: £76 million).

		CER		RER	
EEV basis operating profit from continuing operations	**Half year 2007 £m**	Half year 2006 £m	Percentage change	Half year 2006 £m	Percentage change
Insurance business:					
UK	**462**	336	38%	336	38%
US	**344**	316	9%	346	(1)%
Asia	**493**	334	48%	359	37%
Long-term business profit	**1,299**	986	32%	1,041	25%
Asia development expenses	**(6)**	(7)	14%	(7)	14%
Fund management business:					
M&G	**140**	100	40%	100	40%
US broker-dealer and fund management	**9**	7	29%	8	13%
Curian	**(2)**	(3)	33%	(4)	50%
Asia fund management	**33**	20	65%	22	50%
	180	124	45%	126	43%
Other income and expenditure	**(147)**	(139)	(6)%	(141)	(4)%
Total EEV basis operating profit from continuing operations	**1,326**	964	38%	1,019	30%
Restructuring costs	**0**	(12)	100%	(12)	100%
Total EEV basis operating profit from continuing operations after restructuring costs	**1,326**	952	39%	1,007	32%

Prudential plc Interim Report 2007 11

Operating and financial review
Group overview

Group overview continued

EEV basis profit before tax and minority interests from continuing operations

	Half year 2007 £m	RER Half year 2006 £m
Total EEV basis operating profit from continuing operations after restructuring costs	**1,326**	1,007
Short term fluctuations in investment returns:	**241**	73
UK	**98**	37
US	**69**	55
Asia	**54**	(34)
Other	**20**	15
Actuarial gains and losses on defined benefit pension schemes	**125**	246
Effect of change in economic assumptions:	**253**	(42)
UK	**281**	163
US	**(46)**	(141)
Asia	**18**	(64)
Effect of change in time value of cost of options and guarantees:	**22**	22
UK	**15**	4
US	**8**	19
Asia	**(1)**	(1)
Movement in mark to market value of core borrowings:	**113**	168
US	**5**	15
Other	**108**	153
Profit from continuing operations before tax	**2,080**	1,474

The following half year-on-half year comparisons are presented on a RER basis.

The EEV basis result before tax and minority interests was a profit of £2,080 million up 41 per cent on the first half of 2006.

This reflects in part an increase in operating profit from £1,007 million in the first six months of 2006 to £1,326 million for the same period in 2007.

The profit before tax also includes £241 million in short-term fluctuations in investment returns (HY 2006: £73 million), positive changes in economic assumptions of £253 million (HY 2006: negative £42 million) and the effect of change in time value of options and guarantees of positive £22 million (HY 2006: positive £22 million).

The UK long-term business component of short-term fluctuations in investment returns of £97 million (HY 2006: £34 million) primarily reflects the difference between the actual investment return for the with-profits life fund of 5.8 per cent (HY 2006: 4.2 per cent) and the long-term assumed return of 4.1 per cent for the first half of 2007.

The US long-term business short-term fluctuations in investment returns of £68 million include a net positive £30 million in relation to changed expectations of future profitability on variable annuity business in force due to the actual variable annuity investment account (separate account) return exceeding the long-term return reported within operating profit, offset by the impact of the associated hedging position. It also includes a positive £38 million in respect of the difference between actual investment returns and long-term returns included in operating profit primarily in respect of equity based investments and other items.

In Asia, long-term business short-term investment fluctuations were £54million, compared to negative £34 million last year. This reflects strong equity market performance across the region particularly in Vietnam, Hong Kong and Singapore partially offset by Taiwan as a result of lower investment returns.

The half year 2007 shareholders' share of actuarial gains and losses on defined benefit schemes of £125 million reflects the increase in discount rate applied in determining the present value of projected pension payments from 5.2 per cent at 31 December 2006 to 5.8 per cent at 30 June 2007, offset by a shortfall of market returns over long-term assumptions due to the decrease in value of corporate and government bonds, which more than offset the increase in value of equity and property asset classes.

Positive economic assumption changes of £253 million in the first six months of 2007 compared with negative economic assumption changes of £42 million in the same period in 2006. Economic assumption changes in the first half of 2007 comprised positive £281 million in the UK, negative £46 million in the US and positive £18 million in Asia.

In the UK, economic assumption changes of positive £281 million reflect the impact of the increase in the future investment return assumption offset by the increase in the risk discount rates, mainly arising from the change in UK gilt rates.

In the US, economic assumption changes of negative £46 million primarily reflect an increase in the risk discount rates compared to the 2006 year end following an increase in the US 10-year Treasury rate, partially offset by an increase in the separate account return assumption.

In Asia, economic assumption changes were £18 million, due to a positive change in Hong Kong partially offset by negative effects in Malaysia and Singapore as a result of adjusting the projected investment returns and risk discount rates in these countries. Taiwan interest rates have increased ahead of our assumptions.

The change in the time value of cost of options and guarantees was positive £22 million for the half year (HY 2006: positive £22 million), consisting of £15 million, £8 million and negative £1 million for the UK, the US and Asia, respectively.

The mark to market movement on core borrowings was a positive £113 million (HY 2006: positive £168 million) reflecting the reduction in fair value of core borrowings due to increases in interest rates.

12 Prudential plc Interim Report 2007

Operating and financial review
Group overview

EEV basis profit after tax and minority interests

	Half year 2007 £m	RER Half year 2006 £m
Profit from continuing operations before tax	**2,080**	1,474
Tax	**(545)**	(387)
Profit from continuing operations after tax before minority interests	**1,535**	1,087
Discontinued operations (net of tax)	**241**	(34)
Minority interests	**(1)**	(1)
Profit for the period attributable to the equity holders of the Company	**1,775**	1,052

The following half year-on-half year comparisons are presented on a RER basis.

Profit for the period attributable to the equity holders of the Company was £1,775 million (HY 2006: £1,052 million). The tax charge of £545 million compares with a tax charge of £387 million in the first half of 2006. Minority interests in the Group results were £1 million (HY 2006: £1 million).

The effective tax rate at an operating tax level was 28 per cent (HY 2006: 30 per cent), generally reflecting expected tax rates. The effective tax rate at a total EEV level on profits from continuing operations was 26 per cent (HY 2006: 26 per cent) on a profit of £2,080 million.

On 29 January 2007, Prudential announced that it had entered into a binding agreement to sell Egg Banking plc to Citi. Under the terms of the agreement, the consideration payable to the Company by Citi was £575 million in cash, subject to adjustments to reflect any change in net asset value between 31 December 2006 and completion.

On 1 May 2007, Prudential completed the sale. The consideration, net of transaction expenses, was £527 million. The reduction from the £575 million noted above primarily reflects the post-tax loss of Egg Banking plc from 1 January 2007 to the date of sale of £49 million. The profit on sale was £290 million.

IFRS basis operating profit from continuing operations based on longer-term investment returns

Group operating profit before tax from continuing operations based on longer-term investment returns on the IFRS basis after restructuring costs was £601 million, an increase of 27 per cent on the first six months of 2006 at CER. At RER, operating profit was up 21 per cent on the same period in the prior year.

Insurance business

In the UK, IFRS operating profit for the long-term business increased 22 per cent to £251 million in the first half of 2007. This reflected a 15 per cent increase in profits attributable to the with-profits business to £195 million, representing the continued strong investment performance of the life fund and its impact on terminal bonuses.

In the US, IFRS operating profit for long-term business was £218 million, up seven per cent from £203 million in the first half of 2006 at CER. The US operations' results are based on US GAAP, adjusted where necessary to comply with IFRS and the Group's basis of presenting operating profit based on longer-term investment returns. In determining the operating profit for US operations, longer-term returns for fixed income securities incorporate a risk margin reserve (RMR) charge for longer-term defaults and amortisation of interest-related realised gains and losses. The growth in the US operations' long-term IFRS operating profit mainly reflects increased fee income. The fee income was driven by an increase in separate account assets held at the half year, and improved returns on these assets. Profits from the annuities spread business were broadly in line with prior year and continue to represent the key contributor to the overall IFRS operating profit. One-off items affecting the spread-based income were £14 million (HY 2006: £16 million at CER), net of DAC amortisation.

Prudential Corporation Asia's IFRS operating profit for long-term business, before development expenses of £6 million, was £76 million, an eight per cent decrease on the first half of 2006 at CER. The fall in IFRS operating profits is due primarily to the expansion costs incurred in India to support its rapid growth. In the first half of 2007, India incurred losses of £17 million. Investment in India will continue throughout the remainder of 2007. The most significant contribution to operating profit continues to be from the established markets of Singapore, Malaysia and Hong Kong which represent £65 million of the total operating profit in 2007. There was a significant contribution from Indonesia as this operation continues to build scale, and also Taiwan. Five life operations made IFRS operating losses: China, India and Korea which are relatively new businesses rapidly building scale, Thailand, which is marginally loss making, and Japan, where Prudential continues to look for opportunities to increase the scale and profitability of its life business over the long term.

The profits and recoverability of deferred acquisition costs (DAC) in Taiwan are dependent on the rates of return earned and assumed to be earned on the assets held to cover liabilities and on future investment income and contract cash flows for traditional whole of life policies. No write-off of DAC was required in half year 2007 or 2006. At the 2006 year end it was estimated that if interest rates were to remain at then current levels in 2007 the premium reserve, net of DAC, would be broadly sufficient and that if interest rates were to remain at then current levels in 2008 then some level of write-off of DAC may be necessary. Indicatively the possible 2008 write-off was estimated as being in the range of £70-90 million. In the first half of 2007 bond yields increased by 0.5 per cent. With this effect and increases in the value of business in force in the six month period the outlook on recoverability has significantly improved. At 30 June 2007, if interest rates were to remain at current levels until the end of 2008, the premium reserve net of DAC would be at a level such that the likelihood of a need for a write-off of DAC in 2008 would be significantly reduced. The position in future remains sensitive to the above mentioned variables.

Prudential plc Interim Report 2007 13

Operating and financial review
Group overview

Group overview continued

IFRS basis operating profit based on longer-term investment returns	Half year 2007 £m	CER Half year 2006 £m	CER Percentage change	RER Half year 2006 £m	RER Percentage change
Insurance business:					
UK	**251**	205	22%	205	22%
US	**218**	203	7%	223	(2)%
Asia	**76**	83	(8)%	88	(14)%
Long-term business	**545**	491	11%	516	6%
Asia development expenses	**(6)**	(7)	(14)%	(7)	(14)%
Fund management business:					
M&G	**140**	100	40%	100	40%
US broker-dealer and fund management	**9**	7	29%	8	13%
Curian	**(2)**	(3)	33%	(4)	50%
Asia fund management	**33**	20	65%	22	50%
	180	124	45%	126	43%
Other income and expenditure	**(118)**	(124)	5%	(126)	6%
Total IFRS basis operating profit based on longer-term investment returns	**601**	484	24%	509	18%
Restructuring costs	**0**	(11)	(100)%	(11)	(100)%
Total IFRS basis operating profit based on longer-term investment returns after restructuring costs	**601**	473	27%	498	21%

Fund management business

M&G's operating profit for the first half of 2007 was £140 million, an increase of 40 per cent over the £100 million recorded for the same period in 2006, due to strong net investment inflows and positive market conditions.

The operating profit from the US broker-dealer and fund management businesses was £9 million, a 29 per cent increase on the first half of 2006 (HY 2006: £7 million at CER). Curian recorded losses of £2 million in the first half of 2007, down from £3 million for the same period in 2006, as the business continues to build scale.

The Asian fund management operations reported an 65 per cent growth in operating profits to £33 million (HY 2006: £20 million) driven by strong contributions from the established markets of Hong Kong and Singapore. Hong Kong and Singapore account for 49 per cent of profit compared to 60 per cent a year ago, as newer operations such as India, Japan and Korea begin to make meaningful contributions.

IFRS basis profit before tax from continuing operations

	Half year 2007 £m	RER Half year 2006 £m
Operating profit from continuing operations based on longer-term investment returns	**601**	498
Short-term fluctuations in investment returns	**24**	39
Shareholders' share of actuarial gains and losses on defined benefit pension schemes	**103**	200
Profit before tax from continuing operations	**728**	737

The following half year-on-half year comparisons are presented on a RER basis.

Total IFRS basis profits before tax and minority interests were £728 million, compared with £737 million for the first half of 2006. The decrease reflects: an increase in operating profit of £103 million; a decrease in short-term fluctuations in investment returns, down £15 million from the first half of 2006; and a £97 million negative movement from the prior year in actuarial gains and losses attributable to shareholder-backed operations in respect of the Group's defined benefit pension schemes.

IFRS basis profit after tax

	Half year 2007 £m	RER Half year 2006 £m
Profit before tax from continuing operations	**728**	737
Tax	**(253)**	(253)
Profit from continuing operations after tax before minority interests	**475**	484
Discontinued operations (net of tax)	**241**	(34)
Minority interests	**(1)**	(1)
Profit for the period attributable to equity holders of the Company	**715**	449

The following half year-on-half year comparisons are presented on a RER basis.

Profit after tax and minority interests was £715 million compared with £449 million in the first half of 2006. The effective rate of tax on operating profits from continuing operations, based on longer-term investment returns, was 34 per cent (HY 2006: 33 per cent). The effective rate of tax at the total IFRS profit level for continuing operations was 35 per cent (HY 2006: 34 per cent). The effective tax rates in 2007 were broadly in line with those expected except for some Asian operations where there is a restriction on the ability to recognise deferred tax assets on regulatory basis losses.

14 Prudential plc Interim Report 2007

Operating and financial review

Group overview

On 29 January 2007, Prudential announced that it had entered into a binding agreement to sell Egg Banking plc to Citi. Under the terms of the agreement, the consideration payable to the Company by Citi was £575 million in cash, subject to adjustments to reflect any change in net asset value between 31 December 2006 and completion.

On 1 May 2007, Prudential completed the sale. The consideration, net of transaction expenses, was £527 million. The reduction from the £575 million noted above primarily reflects the post-tax loss of Egg Banking plc from 1 January 2007 to the date of sale of £49 million. The profit on sale was £290 million.

Earnings per share

The following half year-on-half year comparisons are presented on an RER basis.

Earnings per share for the first half of 2007, based on EEV basis operating profit from continuing operations after tax and related minority interests, were 39.4 pence, compared with 29.3 pence over the same period in 2006.

Earnings per share, based on IFRS operating profit from continuing operations after tax and related minority interests, were 16.3 pence, compared with 14.0 pence for the 2006 half year.

Basic earnings per share, based on total EEV basis profit after minority interests, were 72.8 pence, compared with 43.8 pence for the 2006 half year.

Basic earnings per share, based on IFRS profit after minority interests, were 29.3 pence, compared with 18.7 pence for the 2006 half year.

Dividend per share

The Board will focus on delivering a growing dividend, which will continue to be determined after taking into account the Group’s financial flexibility and opportunities to invest in areas of the business offering attractive returns. The Board believes that in the medium term a dividend cover of around two times is appropriate. The directors recommend an interim dividend for 2007 of 5.70 pence per share payable on 24 September 2007 to shareholders on the register at the close of business on 17 August 2007, an increase of five per cent. The interim dividend for 2006 was 5.42 pence per share.

Shareholders’ funds

On the EEV basis, which recognises the shareholders’ interest in long-term businesses, shareholders’ funds at 30 June 2007 were £13.4 billion, an increase of £1.5 billion from the 2006 year-end level of £11.9 billion at RER. This 13 per cent increase primarily reflects: total EEV basis operating profit of £1,326 million; a £241 million favourable movement in short-term fluctuations in investment returns; a £275 million positive movement due to changes in economic assumptions and in time value of options and guarantees; a positive movement on the mark to market of core debt of £113 million; a positive movement in the actuarial gains on the defined benefit pension schemes of £125 million; £241 million from discontinued operations and £117 million from the issue of new share capital. These were offset by: a tax charge of £545 million; the negative impact of £65 million for foreign exchange movements, and dividend payments of £288 million made to shareholders. The shareholders’ funds at 30 June 2007 of £13.4 billion comprise £6.3 billion for the UK long-term business operations, £3.5 billion for the US long-term business operations, £2.9 billion for the Asian long-term business operations and £0.7 billion for other operations. Within the embedded value for the Asian long-term business of £2.9 billion, the established markets of Hong Kong, Singapore and Malaysia account for £2.2 billion of the embedded value, with Korea (£233 million) and Vietnam (£222 million) making further substantial contributions. Prudential’s other markets, excluding Taiwan, in aggregate account for £397 million of the embedded value. Taiwan has a negative embedded value of £157 million. This is an improvement from the reported negative £216 million at the 2006 year end.

The current mix of new business in Taiwan is weighted heavily towards unit-linked and protection products, representing 82 per cent and eight per cent of new business APE in the first half of 2007, respectively. As a result, interest rates have little effect on new business profitability. However, the in-force book in Taiwan, predominantly made up of whole of life policies, has an embedded value that is sensitive to interest rate changes. A one per cent decrease in interest rates, along with consequential changes to assumed investment returns for all asset classes, market values of fixed interest assets and risk discount rates, would result in a £134 million decrease in Taiwan’s embedded value. A similar one per cent positive shift in interest rates would increase embedded value by £83 million. If it had been assumed in preparing the half year 2007 results that interest rates remained at the current level of 2.5 per cent until 31 December 2008 and the progression period in bond yields was delayed by a year so as to end on 31 December 2014, there would have been a reduction in the Taiwan embedded value of £90 million. Sensitivity of the embedded value to interest rate changes varies considerably across the region. In aggregate, a one per cent decrease in interest rates, along with all consequential changes noted above, would result in a three per cent decrease to Asia’s embedded value.

Statutory IFRS basis shareholders’ funds at 30 June 2007 were £5.9 billion. This compares with £5.5 billion at 31 December 2006 at RER. The increase primarily reflects: profit after tax and minority interests of £715 million and new share capital of £117 million, offset by the impact of negative foreign exchange movements of £21 million, dividend payments to shareholders of £288 million, and the impact of unrealised holding losses on available for sale investments of £113 million.

Prudential plc Interim Report 2007 15

Operating and financial review
Group overview

Group overview continued

Holding company cash flow

	Half year 2007 £m	Half year 2006 £m
Cash remitted by business units:		
UK life fund transfer	**261**	217
US	**0**	68
Asia	**86**	66
M&G	**75**	38
Total cash remitted to Group	**422**	389
Net interest paid	**(76)**	(90)
Dividends paid	**(286)**	(267)
Scrip dividends and share options	**119**	18
Cash remittances after interest and dividends	**179**	50
Tax received	**24**	88
Corporate activities	**(30)**	(24)
Cash flow before investment in businesses	**173**	114
Capital invested in business units:		
UK	**(69)**	(147)
Asia	**(70)**	(61)
Total capital invested in business units	**(139)**	(208)
Increase (Decrease) in cash	**34**	(94)
Egg sale net proceeds	**527**	–
Total holding company cash flow	**561**	(94)

The table above shows the Group holding company cash flow. Prudential believes that this format gives a clearer presentation of the use of the Group's resources than the format of the statement required by IFRS.

The Group holding company received £422 million in cash remittances from business units in the first half of 2007 (HY 2006: £389 million) comprising the shareholders' statutory life fund transfer of £261 million from the UK business, and remittances of £86 million and £75 million from Asia and M&G respectively. A remittance of US$230 million is expected from the US operations in the second half of 2007.

There was a strong scrip dividend take-up of £117 million, in respect of the 2006 final dividend. After net dividends and interest paid, there was a cash inflow of £179 million (HY 2006: £50 million).

During the first six months of 2007, the Group holding company paid £30 million (HY 2006: £24 million) in respect of corporate activities and received £24 million (HY 2006: £88 million) in respect of relief on taxable losses. The Group invested £139 million (HY 2006: £208 million) in its business units, comprising £69 million in its UK operations and £70 million in Asia. In the first half of 2007, Asia contributed a net remittance of £16 million to the Group holding company cash flow.

In addition, the Group received £527 million from the disposal of Egg (net of expenses).

In aggregate this gave rise to an increase in cash of £561 million (HY 2006: £94 million decrease). Excluding the Egg sale proceeds, cash increased by £34 million.

Depending on the mix of business written and the opportunities available, cash invested to support the UK business in 2007 is expected to be less than in 2006, up to £160 million and with the expectation that the UK shareholder-backed business will become cash positive in 2010.

Taking into account plans for future growth, a normalised level of scrip dividend, the reducing UK capital requirement and increased remittances from the other life and asset management operations it is also expected that the operating cash flow of the Group holding company will be positive in 2008.

16 Prudential plc Interim Report 2007

Operating and financial review

Business unit review: Insurance operations

Business unit review

Insurance operations

United Kingdom

1. Market review and summary of strategy

During the first half of 2007 Prudential UK pursued its retirement-led strategy, focusing on profitable opportunities in its chosen product areas and distribution channels, and declining to write low margin or low persistency business. The success of this strategy is reflected in the financial performance for the first six months of the year with APE Retail sales increasing by 10 per cent at a new business margin of 32 per cent.

The business is continuing to target capital efficient returns through selective participation in the retail retirement and wholesale markets while delivering embedded value through its Mature Life and Pensions business.

The UK continues to be an attractive market for long-term savings, fuelled by an ageing demographic profile and increased life expectancy. The proportion of the UK’s population aged 65 and over is expected to grow by some two million over the next 10 years, while the average life expectancy of a 65 year old man has improved by 3.5 years to 82 compared with a 65 year old man retiring 20 years ago. In addition, much of the nation’s wealth is concentrated in older segments of the population, with many having benefited from rising property prices over the last 30 years. However, the majority still have insufficient savings to provide for the same standard of living during retirement as they have enjoyed while working.

Growth in equity markets recently and simpler pension regulation following A-Day in April 2006, have created positive conditions for growth in the Life and Pensions market.

Prudential’s UK insurance operations are structured into three business areas: Retail Retirement, Wholesale and Mature Life and Pensions.

The Retail Retirement business aims to grow a profitable and sustainable franchise focused on retirement leadership. By building on Prudential UK’s brand strength and core capabilities in multi-asset management and asset allocation, providing strong investment performance at lower volatility, and longevity risk management, it is able to offer unique solutions to customers who are saving for retirement and seeking to turn their wealth into income in retirement.

Prudential UK has a significant pipeline of customers with maturing pensions business over the next 25 years from policies sold through, among other channels, its direct sales force prior to 2001 and under the old Scottish Amicable brand. By providing competitive annuities to these existing customers and to new customers from financial advisers and partnership arrangements, Prudential UK has built a leading presence in the retirement income market. It is at the forefront of the development of asset-backed retirement income solutions, building on the success of its with-profits annuity, which provides customers with an income linked to potential growth from equity investment but without the volatility. In the first half of 2007, Prudential UK added an option to accept pensions with protected rights and will continue to develop new solutions in this important market.

Prudential UK is also developing its capability in the lifetime mortgage market, for customers who want to remain in the family home while drawing additional income to support their retirement. In building its proposition in this market, Prudential has established a dedicated sales force (there are currently 30 fully trained advisers with a plan to increase this further), as well as selling this product via financial advisers. The UK will continue to extend its capabilities in this market through further product innovation in the fourth quarter of this year. Prudential now has outstanding loans of over £160 million on its balance sheet and has grown its market share to 12.5 per cent at the end of the first quarter.

Prudential UK is continuing to deliver significant volume and hence operational scale in the corporate pensions market as it also reduces the costs associated with the distribution and administration of this business. Business volume in corporate pensions has increasingly been delivered in recent years through larger scheme wins and Prudential is now more selective, choosing not to write lower margin business.

Within retirement savings, Prudential is building on its market leading propositions. These provide access to strong investment returns with lower volatility, by adding guarantees that help consumers, particularly those approaching or at retirement, to safeguard their savings while still benefiting from investment growth, such as the capital guarantee offered on PruFund. The Wholesale operation, which has been in operation for over 10 years, has around 1,100 people years of experience and more than 400 bulk buy-outs already written, has a strong track record in the risk management of pension schemes for corporate clients and insurers wishing to reduce or eliminate their investment and longevity liabilities. In the first quarter of 2007, Prudential reached agreement in principle with Equitable to acquire Equitable’s book of in-force with-profit annuities. The transaction is expected to complete in the fourth quarter of 2007. Prudential UK will continue to compete selectively in this market, only writing business at prices that deliver an adequate return. The UK business remains

Prudential plc Interim Report 2007 17

Operating and financial review
Business unit review: Insurance operations

Business unit review continued
Insurance operations

confident in the long-term outlook in the bulk and back-book wholesale market where nearly £900 billion of assets are held in defined benefit schemes and insurers' back-book annuities.

Prudential UK is continuing to deliver embedded value through its Mature Life and Pensions business. It has set a target to reduce per policy unit processing costs over and above the cost reduction required to reduce costs in line with the expected run-off of policies on these closed books of business and is evaluating the best route for achieving this which will include one or all of internal cost cutting, further off-shoring or out-sourcing.

Prudential welcomes the Retail Distribution Review Discussion Paper, which has recently been published by the Financial Services Authority. This is in line with Prudential's strategy which is focused on building strong longer-term relationships with advisers and offering market-leading retirement solutions. Prudential has already taken significant steps to improve its distribution model by moving some of its products to a 'factory gate price' basis, where the costs for intermediary services are separated from the costs of the product. As the advice costs are negotiated and paid separately, this method of pricing has also been termed Customer Agreed Remuneration. Factory gate pricing delivers more capital efficient volume through intermediary partners as the commission costs are no longer funded at outset from shareholder capital. Prudential has re-aligned its account managers to provide an even more focused service across accounts seeking to build deeper relationships with those distributors who are moving to 'wealth adviser' models. More than half of Prudential UK's top 100 advisers have changed compared to last year, reflecting our focus on switching to value-creating accounts.

Through PruHealth, its joint venture with Discovery, the leading South African health insurer, Prudential UK is building a health insurance business which rewards those customers who lead healthier lives through the 'Vitality' points system. PruHealth is on track to meet its target of becoming a significant player in the private healthcare market with insured lives of more than 117,000 up 31 per cent on the 2006 year-end position.

The joint venture is being expanded to include Prudential UK's protection product, expanding 'Vitality' across both health and life insurance products later in 2007.

2. Financial results and performance

Prudential UK delivered a strong performance in the first half of 2007 including:

- Retail sales were up 10 per cent on the first half of 2006;
- new business Retail profits increased 21 per cent on the first half of 2006;
- Retail new business margins were strong at 32 per cent;
- the Wholesale business announced an agreement in principle to acquire Equitable's portfolio of in-force with-profits annuities;
- in-force profits increased 79 per cent on first half of 2006;
- IFRS profits increased by 22 per cent on first half of 2006; and
- the initial phase of the cost reduction programme to deliver annual savings of £115 million is on schedule to be achieved by the end of 2007. An update on the second phase (£80 million) will be given in the fourth quarter of 2007.

Retail APE sales of £358 million were 10 per cent higher than during the same period in 2006. This growth was driven by strong performance in individual annuities, corporate pensions and with-profits bonds. Total UK APE sales in the first half were £363 million, a decrease of 25 per cent year-on-year. However, the first half of 2006 included two large back book annuity deals totalling £128 million and also £31 million of credit life sales under a contract with Lloyds TSB that was not renewed in 2007. On a PVNBP basis, new business sales were £2.9 billion compared with £4.2 billion in the same period last year.

Individual annuities continued the strong performance experienced in the first quarter with total sales for the half year of £140 million, up 23 per cent on the same period last year. This performance was driven by the strength of Prudential's internal vestings (up 11 per cent) with sales from its direct channel and partnership deals with Zurich, Pearl and Royal London gathering momentum (up 59 per cent compared with the same period in 2006). Prudential and Save & Prosper signed an agreement in 2006 under which Save & Prosper will offer Prudential's conventional annuity product to customers with maturing Save & Prosper pensions. The five-year agreement went live on 18 June 2007.

		CER		RER	
United Kingdom	**Half year 2007 £m**	Half year 2006 £m	Percentage change	Half year 2006 £m	Percentage change
Sales					
APE retail sales	**358**	325	10%	325	10%
APE total sales	**363**	484	(25)%	484	(25)%
PVNBP	**2,905**	4,224	(31)%	4,224	(31)%
NBP retail	**115**	95	21%	95	21%
NBP total	**108**	138	(22)%	138	(22)%
NBP retail margin (% APE)	**32%**	29%		29%	
NBP total margin (% APE)	**30%**	29%		29%	
Operating profits					
Total EEV basis operating profit*	**462**	336	38%	336	38%
Total IFRS operating profit*	**251**	205	22%	205	22%

*Based on longer-term investment returns.

18 Prudential plc Interim Report 2007

Operating and financial review

Business unit review: Insurance operations

The with-profits annuities market continues to grow with increased consumer recognition for the need to protect retirement income against inflation during increasingly longer retirement periods. Prudential UK remains the leading player in this market with APE sales 51 per cent higher than for the same period last year. This was aided by strong relationships with Openwork. The new enhancements Prudential UK made to the product in the first quarter (adding the facility to accept Protected Rights monies, which was a first in the with-profit annuity market) has been well received and has delivered more than expected.

The UK business continues to increase its presence in the lifetime mortgage market. Illustrations and applications continued to increase with £67 million of new loans advanced to customers in the first six months of 2007. This represents a 123 per cent increase on the £30 million advanced for the same period in 2006. With-profits bond sales continue to increase on the back of continued strong investment performance. At the half year, APE sales of £17 million were 47 per cent higher than during the same period in 2006. The overall with-profits bond market has been steadily increasing since the fourth quarter of 2005 (fourth quarter 2005 sales through financial advisers of £6.7 million compared with £15.7 million APE in first quarter 2007) and Prudential UK continues to write approximately half of with-profits bonds sold through financial advisers in the UK. Approximately 45 per cent of sales have been made with a capital guarantee, for which an additional charge is made.

APE sales of corporate pensions grew to £124 million, a rise of 28 per cent on the £97 million written in the first half of 2006. Sales of the shareholder-backed defined contribution proposition grew to £40 million, while sales of the legacy DC and AVCs grew 16 per cent to £71 million as AVC sales continued to flourish on the back of A-day. Prudential continues to be a market leader in AVCs, supporting major customers through its comprehensive sales capability existing in the work-place. Corporate pensions also continue to be an important source for Prudential’s future annuity business.

PruHealth has continued to make encouraging progress during the first half of 2007. Gross written premiums have increased by 91 per cent to £32 million compared with the comparative period last year. PruHealth has extended its distribution footprint through a partnership with Boots the Chemist, and quotes and applications under this agreement have been building steadily during the second quarter. Importantly, PruHealth’s lapse and claim ratios are in line with expectations.

Retail new business profits increased by 21 per cent to £115 million. Retail performance was driven by increased sales of high margin business, predominately of individual annuity business, and the cessation of writing low margin business. This has led to overall margins increasing to 30 per cent, with a Retail margin of 32 per cent being achieved. Total new business profits for the first half of £108 million were 22 per cent below the level achieved over the same period in 2006. However, 2006 included significant profits relating to the Royal London and SAIF back-book transactions, and Lloyds TSB credit life profits.

A 15 per cent average IRR was achieved on new business written for the first half of 2007.

EEV basis operating profit based on longer-term investment returns of £462 million, were 38 per cent up on the same period last year. In-force profits were 79 per cent higher than 2006, primarily due to the increase in profits arising from the unwind of the discount from the in-force book and the effect of the change in the UK corporation tax rate. The unwind of the discount increase of £59 million reflects a higher opening embedded value and increases in risk discount rates.

Changes to operating assumptions of £68 million included a benefit of £67 million being the effect of a reduction in the corporation tax rate from 30 per cent to 28 per cent. Prudential UK continues to progress its cost saving programme and by the end of 2007 the initiatives will be in place to deliver the initial £115 million of annual savings (of the total of £195 million target), which is already reflected in the current assumptions. Prudential UK continues to actively manage the retention of the in-force book. Following the strengthening of persistency assumptions in 2005, overall experience continues to be in line with assumptions. Other charges of £30 million were below those incurred in the same period of 2006. These are mainly costs associated with new product and distribution development and certain costs associated with complying with regulatory change.

IFRS profits of £251 million increased by 22 per cent. This reflected a 15 per cent increase in profits attributable to the with-profits business, to £195 million, representing the continued strong investment performance of the life fund and its impact on terminal bonuses.

Financial strength of the UK long-term fund

The fund is very strong. On a realistic basis, with liabilities recorded on a market consistent basis, the inherited estate of the fund is estimated to be valued at around £9.5 billion before a deduction for the risk capital margin.

In the first half of the year, the performance of the Prudential’s with-profits life fund has benefited from its exposure to strongly performing equity markets around the world at the expense of global bond markets. The fund returned 5.8 per cent gross in the first half of the year.

Recently, the decision was taken by the fund’s investment managers to partially hedge its exposure to credit risk. Since 2002, the fund has taken a strategic exposure devoid of government bonds and encompassing a sizeable low investment grade and high yield credit component. This has proved a very successful strategy.

Given the stretched level of credit spreads around mid-year, the decision was taken to hedge the entirety of the fund’s High Yield and a substantial proportion of its Sterling, Euro and Dollar BBB credit exposure, using highly liquid iTraxx and CDX index credit default swap (CDS) contracts. Around £4 billion nominal contracts were transacted in the second half of June in respect of the Prudential and Scottish Amicable Funds. Although, given recent

Prudential plc Interim Report 2007 19

Operating and financial review
Business unit review: Insurance operations

Business unit review continued
Insurance operations

market events, these derivative positions are well in the money, it is the intention to hold them for some time.

The PAC long-term fund is rated AA+ (stable outlook) by Standard & Poor's, Aa1 (negative outlook) by Moody's and AA+ (stable outlook) by Fitch Ratings.

3. Outlook and forthcoming objectives
As announced in the first quarter of 2007, an agreement in principle was reached for Prudential to acquire Equitable's portfolio of in-force with-profit annuities, a book of 62,000 policies with assets as at 31 December 2006 of approximately £1.7 billion. This transaction demonstrates Prudential's ability to grow its with-profits fund to create value for both its policyholders and shareholders. This transaction, which is subject to certain conditions including a vote among Equitable's policyholders as well as regulatory and court approval, is expected to complete in the fourth quarter at which time the sale and associated profit will be recognised.

Prudential UK has entered into an agreement with Barclays under which it will be the preferred supplier of conventional annuity products to Barclays' retail customers in the UK. Prudential will establish an annuities desk within its PruDirect distribution business through which Barclays customers can enquire about the range of annuity options and product features that are available to them. The agreement will take effect later in 2007 and run for five years.

In addition Prudential UK has been chosen as the main provider on Thinc group's new adviser-service, Annuity Desk. The service will allow Thinc advisers, who do not advise on annuity business, to refer their customers' annuity needs to PruDirect.

In line with our strategy of building on the core capability of asset allocation which has driven the exceptional investment performance for the Life Fund over recent years, Prudential UK has launched two multi-asset funds during the first half of 2007 – the Cautious Managed Growth Fund and the Managed Defensive Fund. These two new funds are available within Prudential's collectives, pension, onshore and offshore bond product ranges.

As Prudential has avoided business with lower expected persistency, to increase profitability, unit-linked bond sales remained subdued, with Prudential signalling its intention to progressively withdraw from the traditional provider funded commission arena to improve the quality of its book. A new factory gate priced onshore bond will be available during August.

Prudential has committed to a £195 million cost saving programme. Much of this cost will be saved within Mature Life and Pensions, which encompasses products that are not actively marketed to customers and in long term decline. As explained above, plans to achieve these cost savings are being developed both internally and with third parties, with the expectation that significant savings will be delivered through a decision to either outsource or offshore roles in operations and overhead areas and simplify the systems and technology required to manage these policies. Together these actions will ensure that Prudential continues to deliver in-force profit at least in line with current assumptions. As previously announced, the savings, net of restructuring costs, are expected to result in a small positive assumption change on an EEV basis, estimated to be around £60 million. A decision on the option selected to deliver the further £80 million cost savings is scheduled to be made during the fourth quarter of 2007.

By the end of 2007, the initiatives will be in place to deliver the initial £115 million of this annual target which is already reflected in the current assumptions.

Total restructuring costs of £57 million have been incurred in 2006 in respect of the annual £115 million savings target (£34 million of the costs related to shareholders on an EEV basis). Further costs of approximately £18 million are expected to be incurred by the end of 2007, bringing the total cost to approximately £75 million.

Prudential UK will continue to focus on growth opportunities to deliver capital efficient returns and will seek to maintain an aggregate IRR of at least 14 per cent on new business.

United States

1. Financial results and performance
Jackson National Life Insurance Company (Jackson), Prudential's US insurance business, provides retirement savings and income solutions in the mass and mass-affluent segments of the US market, primarily to near and post-retirees. The US is the largest retirement savings market in the world, and as 78 million baby boomers born between 1946 and 1964 begin to move into retirement, annual retirement distributions are expected to increase to more than US$1 trillion per year by 2012.

Jackson's primary focus is manufacturing high-margin, capital-efficient products, such as variable annuities (VA), and marketing these products to advice-based channels through its relationship-based distribution model. In developing new product offerings,

	CER			RER	
United States	**Half year 2007 £m**	Half year 2006 £m	Percentage change	Half year 2006 £m	Percentage change
PVNBP	**3,490**	2,915	20%	3,209	9%
APE sales	**352**	294	20%	323	9%
NBP	**144**	122	18%	134	7%
NBP margin (% APE)	**41%**	41%		41%	
Total EEV basis operating profit*	**344**	316	9%	346	(1)%
Total IFRS operating profit*	**218**	203	7%	223	(2)%

*Based on longer-term investment returns and excluding broker-dealer and fund management operations and Curian.

20 Prudential plc Interim Report 2007

Operating and financial review

Business unit review: Insurance operations

Jackson leverages its low-cost, flexible technology platform to manufacture innovative, customisable products that can be brought to the market quickly.

Jackson had a strong first half of the year delivering APE sales of £352 million, up 20 per cent on last year with strong new business profit margins at 41 per cent. PVNBP sales were £3.5 billion. Jackson again delivered record variable annuity sales of £2.2 billion during the first half of 2007, up 31 per cent on last year and, in the first quarter of 2007, recorded its twelfth consecutive quarter of variable annuity market share growth. This reflects its distinct competitive advantages of an innovative product offering, a relationship-driven distribution model, award-winning service as well as an efficient and flexible technology platform.

Jackson’s variable annuity sales result was achieved in a market that grew six per cent year-on-year through the first quarter of 2007. Jackson increased its variable annuity market share to 5.1 per cent as at the end of the first quarter of 2007, up from 4.6 per cent at the end of 2006, and maintained its ranking of 12th in total variable annuity sales. In the independent broker-dealer distribution channel, Jackson’s variable annuity sales during the first quarter of 2007 increased 32 per cent over the same period in 2006, while industry sales grew 16 per cent. Jackson maintained its number two ranking in the channel at the end of March 2007 and increased its market share to 11.7 per cent from 10.8 per cent at year end 2006.

Innovation in product design and speed to market continue to be key drivers of Jackson’s competitiveness. In April, Jackson added a number of features to its variable annuity key offering: three new guaranteed minimum withdrawal benefits (GMWBs), a new guaranteed minimum accumulation benefit (GMAB), and several new portfolio investment options.

In the first quarter of 2007, Jackson continued its track record of product innovation by launching a set of retail mutual funds for distribution by existing wholesalers. Jackson’s new mutual funds are marketed as an additional option for financial advisors selling variable annuity products.

At the 2007 half year, Jackson had £39.8 billion in US GAAP assets, an increase of £2.7 billion at CER compared to 2006 year end and up from £35.2 billion twelve months ago. Total assets include £13.6 billion in the separate accounts that back the variable portion of variable life and annuity contracts, an increase of £2.5 billion compared to the 2006 year end and up from £8.8 billion twelve months ago, further diversifying Jackson’s earnings towards fee-based income. At 30 June 2007, Jackson’s investment portfolio of £23.3 billion included asset-backed securities with a total of £252 million exposure to sub prime residential mortgages, including £8 million held within collateralised debt obligation (CDO) structures. All of these securities are triple-A rated.

The increased variable annuity APE sales more than offset a reduction in APE sales of fixed index annuities, which were down 19 per cent to £22 million. Fixed annuity APE sales increased four per cent to £29 million.

Entry spreads for fixed annuities continued to be challenging during the first half of the year, which limited the attractiveness of the market to Jackson. To the end of March 2007 the traditional deferred fixed annuity market was down 25 per cent from the same point in the prior year while Jackson’s market share grew from 2.8 per cent to 3.6 per cent over the same period.

Fixed index annuity sales continued to be impacted by the uncertain regulatory environment in the US, with total market sales to March 2007 down 9.5 per cent from the prior year while Jackson’s market share grew from 3.4 per cent to 3.5 per cent over the same period.

Institutional APE sales of £67 million, a market in which Jackson participates on an opportunistic basis, were up 14 per cent from the prior year.

New business profit of £144 million was 18 per cent above the prior year, reflecting a 20 per cent increase in APE sales with margins of 41 per cent in line with the prior year figure. Total EEV basis operating profit for the US insurance operations at the half year 2007 was £344 million compared to £316 million in the prior year at CER. In-force EEV profits of £200 million were three per cent higher than prior year profit, primarily reflecting an increase in the unwind of the in-force business during the first half of 2007 resulting from a higher opening embedded value and a higher aggregate risk discount rate on the in-force business. Spread variance of £53 million is broadly in line with that of prior year (£55 million at CER) and includes £23 million of non-recurring items (2006: £28 million at CER).

Jackson’s IFRS operating profit was £218 million, up seven per cent on the prior year. The driver of this growth was higher fee income from the variable annuity business driven by higher separate account assets given the growth in variable annuity sales and market appreciation. While the fee-based business represents the key driver of growth in IFRS operating profit, the in-force block of spread-based business continues to deliver the majority of profits. Profits from the annuity spread-based business were broadly in line with prior year.

2. Outlook and forthcoming objectives

Jackson continues to deliver profitable growth in the attractive US market and enhance its competitive advantages in the variable annuity market. With a continued focus on product innovation, a proven relationship-based distribution model, award winning service and excellence in execution, Jackson is well positioned to take advantage of the changing demographics and resulting opportunities in the US market.

Asia

1. Financial results and performance

Prudential has increased the pace of growth in Asia delivering strong, broad based and profitable growth from its Asian life operations through a combination of freshly invigorated multi-channel distribution, innovative product design and insightful marketing.

Average new business growth accelerated to 48 per cent, up on the first half of 2006 on an APE basis at £619 million and this boosted the five year compound annual growth rate (CAGR)

Prudential plc Interim Report 2007 21

Operating and financial review
Business unit review: Insurance operations

Business unit review continued
Insurance operations

Asia	Half year 2007 £m	CER Half year 2006 £m	CER Percentage change	RER Half year 2006 £m	RER Percentage change
PVNBP	**3,286**	2,161	52%	2,328	41%
APE sales	**619**	418	48%	448	38%
NBP	**282**	216	31%	232	22%
NBP margin (% APE)	**46%**	52%		52%	
Total EEV basis operating profit*	**493**	334	48%	359	37%
Total IFRS operating profit*	**76**	83	(8)%	88	(14)%

*Based on longer-term investment returns and excluding fund management operations, development and Asia regional head office expenses.

to 29 per cent. The second quarter included the impact of an exceptionally successful retirement campaign in Taiwan. This is not expected to generate the same level of growth over the full year. Average new business profit margin on APE at 46 per cent compares to 52 per cent for the same period last year with the change being principally driven by a shift in geographic mix accounting for four per cent of the change and product mix the remaining two per cent. Profit margin for the full year is expected to remain at or around this level. The proportion of linked business remains high at 72 per cent and, as has been the case in the past, this has been unaffected by the equity market fluctuations seen earlier on this year.

In-force EEV profits at £211 million are increasing steadily with the realisation of value inherent in the business; operating variances remain small, but the first half of 2007 saw positive assumption changes of £34 million primarily following corporation tax changes in Singapore and China. On the IFRS basis operating profits for the half year of £76 million are down eight per cent on the first half 2006, due to increased losses in India and to a lesser extent China, as Prudential continues to invest in building the branch networks, offsetting profits from the more established operations including a particularly strong result from Taiwan. Korea continues to record IFRS losses as a result of new business strain. Continuing the trend seen in 2006, Prudential received a net remittance of £16 million capital in the first half of 2007 from Asia after including injections totalling £40 million into China, India and Korea.

A key driver of the new business growth in the first half was the launch of a new variable annuity product and the very successful launch of the 'What's Your Number?' retirement planning initiative in Taiwan, replicating the success of this initiative in Hong Kong and Korea. New business APE for Taiwan in the second quarter was exceptional and 246 per cent higher than the same period last year. New business volumes are expected to revert to more normal levels during the second half of 2007. The new business profit margin on the VA products is lower than regular unit-linked business and, together with the launch incentives, this has lowered the average margin from 52 per cent for the first half last year to 42 per cent.

Prudential's Indonesian life business continues to maintain its robust growth with a 57 per cent increase in first half new business. Since 2002 this business has been growing at a CAGR of 54 per cent. With APE of £47 million for the half year the operation is becoming a material contributor to total new business. The business now has 40,000 agents and is currently growing this base at around a net 1,000 per month. The life insurance market in Indonesia is still very much in its infancy and this business has considerable long term potential. This business made an IFRS profit during the first half and remitted £11 million of surplus capital.

In China, growth remains on track at 57 per cent with APE of £22 million, although agency recruitment is currently challenging, particularly in Guangzhou and Beijing. China is also a recipient of capital from the Group to support growth and geographic expansion. China's new business profit margin in the first half of 2007 decreased by two percentage points to 44 per cent compared to 46 per cent in 2006 due to a higher proportion of unit-linked business.

The life joint venture with ICICI in India continues to grow apace with new business APE for the first half 2007 of £83 million for Prudential's 26 per cent stake, up 54 per cent compared to the same period in 2006, with the number of branches now 583 compared to 256 this time last year. Agent numbers have similarly increased and there are now over 244,000 agents across the country. The CAGR for this business over the last five years has been 107 per cent and it now has 3.4 million customers. New business profit margins in India remain the lowest in the region and averaged 20 per cent for the first half 2007. This pace of growth is capital intensive and the lower margin products means more shareholder support is required than in other markets. In the first half of 2007 India incurred IFRS operating losses of £17 million. Investment in India will continue throughout the remainder of 2007.

In Hong Kong, despite this market being deemed mature and competitive, new business growth continues to accelerate, up 45 per cent on the same period last year. This is in part driven by successful marketing campaigns with the continuation of 'What's

22 Prudential plc Interim Report 2007

Operating and financial review

Business unit review: Insurance operations

Your Number?’ and the ‘Double Treasure Income Plan’ bancassurance promotion with Standard Chartered Bank (SCB). Average new business margins remain satisfactory at 62 per cent, down from 67 per cent in 2006 due to a higher proportion of unit-linked business as a result of the ‘What’s Your Number?’ retirement campaign. IFRS profits were in line with 2006 reflecting higher new business strain from a higher proportion of linked business.

Singapore’s first half new business growth in 2007 on an APE basis was 27 per cent. Two new pilot health products were successfully launched in Singapore in May as part of Prudential’s regional initiative in this area and so far 15,000 proposals have been received.

Korea had a slower first half in 2007 compared to previous years with new business growth at a modest 18 per cent principally due to the first quarter where, as previously reported, there were some market related issues around unit-linked products, increased competition in the general agent channel and lower agent recruitment. During the second quarter, the business improved strongly, being up 31 per cent on the same quarter last year. A new distribution agreement with Korea Bank got underway in the second quarter. New business profit margins in Korea are relatively low and were 33 per cent compared to 38 per cent at the same time last year as a result of product mix changes. Korea is a recipient of capital injections to fund its growth.

Malaysia grew at 10 per cent for the first half of 2007, however senior management remain confident the business will continue to accelerate during the second half following a second quarter that was up 25 per cent on the first quarter.

Japan Life reported new business APE of £16 million, up around five times the half year 2006 level. New business profit margins in Japan are currently negative as the expense base remains high relative to the current scale of the business. As previously reported, Prudential continues to look for opportunities to increase the scale and profitability of its Japanese life business over the long term.

Prudential’s other markets of the Philippines, Thailand and Vietnam collectively grew by 29 per cent with some encouraging signs of growth in Vietnam up six per cent after several years of decline and strong growth in Thailand at 78 per cent with the success of the call centre.

In summary, Prudential continues its excellent track record of building a profitable business in Asia.

2. Outlook and forthcoming objectives

Prudential continues to deliver strong, broad based and profitable growth in Asia from its well established platform. The demographics and environment in Asia remain as compelling as ever and the business is expected to carry on growing at a fast pace.

The objectives going ahead are to continue to focus on building agency scale, particularly in the huge markets of India, China and Indonesia, and to increase productivity in other markets. Prudential remains unique amongst the regional players in Asia with a proven approach to partnership distribution and this will continue to be expanded.

There is also the opportunity to deepen and strengthen relationships with the over 8.5 million customers already on the books using a disciplined and systematic approach. Work is already underway in this area and pilot schemes are scheduled for later this year in a number of markets.

The retirement opportunity is clear and Prudential has already demonstrated its ability to successfully package and promote retirement accumulation products through the ‘What’s your number?’ campaign. The next stage is to build on this with a retirement solution that covers not just accumulation, but also drawdown and associated protection needs.

Prudential has not leveraged its strengths to building scale direct distribution as yet and this will be a priority in the future. A new regional team is being assembled to drive this initiative.

Prudential will also be re-examining its approach to health products as there are significant opportunities to create value to shareholders and customers above and beyond what is already being done. A new regional team is developing the approach and has already piloted initiatives in Singapore and most recently India.

The business remains well on track to deliver its target of at least doubling 2005 new business profits of £413 million by 2009.

Prudential plc Interim Report 2007 23

Operating and financial review
Business unit review: Asset management

Business unit review continued
Asset management

Global

The Prudential Group's asset management businesses are contributing to the Group in two ways. Not only do they provide value to the insurance businesses within the Group, but also are important profit generators in their own right, with low capital requirements and generating significant cash flow for the Group.

The asset management businesses are well placed to capitalise on their leading market positions and strong track records in investment performance to deliver net flows and profit growth as well as strategically diversifying the Group's investment propositions in retail financial services (RFS) markets that are increasingly favouring greater product transparency, greater cross-border opportunities and more open-architecture investment platforms. Wholesale profit streams are also growing.

The Group's asset management businesses operate different models and under different brands tailored to their markets and strengths, but are increasingly working together by managing money for each other with clear regional specialism, distributing each others' products and sharing knowledge and expertise, such as credit research.

Each business and its performance for the first half of 2007 is summarised below.

M&G

1. Financial results and performance

M&G is Prudential's UK and European fund management business and has £168 billion of funds under management, of which £119 billion relates to Prudential's long-term business funds. M&G aims to maximise profitable growth by operating in areas of the retail and wholesale markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance.

M&G is made up of three distinct and autonomous businesses – Retail, Wholesale and Prudential Capital – each with its own strategy for the markets in which it operates. M&G's retail strategy is to maximise the leverage of its strong investment performance, efficient operating platform and multi-channel distribution in the UK, Europe and Asia. M&G's wholesale strategy is twofold: to add value to its internal clients through investment performance, liability matching and investment in innovative and attractive areas of capital markets and to utilise the skills developed primarily for internal funds to build new business streams and diversify revenues. Prudential Capital manages Prudential's balance sheet for profit.

M&G delivered significant profit growth during the first six months of 2007. Operating profits, which include performance related fees (PRF), increased 40 per cent to £140 million compared to the same period last year. Underlying profits, excluding PRF, were £127 million, an increase of 40 per cent. This continues M&G's strong profit growth that has seen underlying profits increase fourfold over the past five years. Profit growth in the first half was generated on the back of rising market levels, strong net inflows across the UK and international markets and improved deal flow in Prudential Capital. First half profits were boosted by £5 million of non-recurring items and M&G also expects to incur a number of anticipated project costs in the second half. PRF and carried interest during the first six months was £13 million, an increase of 51 per cent on last year.

Strong fund performance led to record gross fund inflows of £7.5 billion, up 11 per cent on the same period last year. Net fund inflows of £3.4 billion were the second highest ever achieved in a first half, but were slightly down on last year largely due to reduced inflows into lower margin institutional areas such as traditional segregated bond funds. External funds under management grew by eight per cent to £49 billion from the end of 2006 and represent over a quarter of M&G's total funds under management.

In the retail marketplace, continued high demand for M&G's high alpha equity and competitive fixed income and property offerings led to record gross fund inflows of £4.5 billion, up 26 per cent on the first half last year. Net fund inflows in the first six months were £1.7 billion, equalling last year's record.

Excellent retail sales momentum continued in the UK, with gross fund inflows increasing by 23 per cent and net inflows up seven per cent compared with the same period last year. M&G was also named Best Overall Large Group at the 2007 Lipper Awards.

Growth was also strong in international markets. In Europe, where M&G is maximising the opportunity created by the continued opening of markets to foreign players, gross fund inflows increased by 15 per cent. While net fund inflows reduced by 25 per cent as a result of asset allocation shifts by European investors in the wake of equity market falls in late February, sales in May and June have been exceptionally strong. Asian markets, where M&G distributes funds in partnership with Prudential Corporation Asia, also saw significant growth with net inflows up 56 per cent in the first half

		CER		RER	
M&G	**Half year 2007 £m**	Half year 2006 £m	Percentage change	Half year 2006 £m	Percentage change
Net investment flows	**3,367**	3,595	(6)%	3,595	(6)%
Total IFRS operating profit	**140**	100	40%	100	40%

24 Prudential plc Interim Report 2007

Operating and financial review
Business unit review: Asset management

compared to 2006. M&G's international markets now account for some 70 per cent of net retail fund inflows.

In its wholesale markets, M&G saw a continued shift towards higher margin products during the first half of 2007 and a fall in lower margin business such as traditional segregated bond funds. As a result, total gross institutional fund inflows fell by six per cent to £3.0 billion and net inflows fell 13 per cent to £1.6 billion.

However, gross fund inflows into higher margin products, such as leveraged loans, collateralised debt obligations (CDOs), infrastructure finance and the Episode global macro hedge fund, more than doubled during the first six months of the year and represented over half of all institutional flows. Net fund inflows into these areas more than tripled compared to the same period last year, producing a more profitable sales mix. The first half of the year has also seen M&G's infrastructure fund, InfraCapital, grow substantially, completing purchases of the Isle of Wight ferry business, Red Funnel, and investing in Zephyr, one of the UK's largest wind farm operators.

2. Outlook and forthcoming objectives

Looking ahead, M&G's priorities continue to be to deliver investment outperformance to its clients, extend distribution through existing channels and exploit new opportunities, and to leverage its scale and capabilities to develop innovative products for the retail and wholesale marketplaces.

Asia

1. Financial results and performance

The Asian asset management business continues to deliver record net inflows. Net inflows of £1.7 billion were up four per cent on the same period in 2006. Of the £1.7 billion in net inflows, £1.3 billion was in longer term equity and fixed income products and £0.4 billion was in shorter term money market funds. Third party funds under management in Asia at the half year were £14.6 billion, up 42 per cent compared to the end of the first half of 2006. The main contributors to the growth were Japan, India, Korea and Taiwan.

PCA Asset Management Korea successfully launched the China A-Share fund under the Qualified Foreign Institutional Investor (QFII) scheme and raised over £50 million in the second quarter of 2007. Introduced in May 2002, the QFII scheme allows qualified foreign institutional investors direct participation in China's domestic 'A' share equity and fixed income markets.

Our innovative product strategy continues to deliver strong growth in net inflows for our operation in Japan. We have reached a significant milestone with our PCA India Infrastructure Equity Fund, which has now become our third POIT (Publicly Offered Investment Trust) crossing the Yen 100 billion mark (£400 million). This makes us one of only three foreign asset management companies that have attained this achievement in Japan.

In Taiwan, PCA Securities Investment Trust (PSIT) had a successful launch of the Asian Infrastructure Fund, raising over £210 million. This is PSIT's third consecutive fund launch that has hit the fund cap and the success of these fund launches is evidence that the combination of providing innovative products together with a sound distribution strategy is working well in Taiwan. Following the successful product launches, PSIT's retail FUM has grown to over £1.9 billion up 68 per cent on the first half of 2006. In terms of overall domestic fund market ranking, PSIT's ranking has improved from ninth to fifth in the overall market. This increased the number of our funds operations in top five market positions from four to five as at the end of May 2007.

Our fund management businesses in India (ICICI Prudential Asset Management) and Singapore (Prudential Asset Management Singapore) both won Gold Awards in the Reader's Digest Trusted Brand Awards 2007. The top award being Gold for brands which score clearly above their competitors based on consumers' surveys. This achievement represents consumers' confidence in our brand and services in both markets.

Total funds under management as at 30 June 2007 were £32.8 billion, up 34 per cent on the first half of 2006. Operating profits grew 65 per cent, compared to the first half of 2006, to £33 million (HY 2006: £20 million) driven by strong contributions from the established markets of Hong Kong and Singapore. Hong Kong and Singapore account for 49 per cent of profit compared to 60 per cent a year ago, as newer operations such as India, Japan and Korea begin to make meaningful contributions.

2. Outlook and forthcoming objectives

Prudential remains confident that its fund management business is ideally positioned to capitalise on the opportunities to grow this business strongly and profitably.

		CER		RER	
Asia	**Half year 2007 £m**	Half year 2006 £m	Percentage change	Half year 2006 £m	Percentage change
Net investment flows	**1,662**	1,603	4%	1,709	(3)%
Total IFRS operating profit	**33**	20	65%	22	50%

Prudential plc Interim Report 2007 25

Operating and financial review
Business unit review: Asset management

Business unit review continued
Asset management

United States

US broker-dealer, fund management and Curian Capital (Curian)

1. Financial results and performance

PPM America (PPMA) manages assets for Prudential's US, UK and Asian affiliates. PPMA also provides investment services to other affiliated and unaffiliated institutional clients including CDOs, private investment funds, institutional accounts and mutual funds. PPMA's strategy is focused on effectively managing existing assets, maximising synergies with international asset management affiliates and leveraging investment management capabilities across the Prudential Group. PPMA also opportunistically pursues third party mandates. During the first half of 2007 PPMA raised over £0.5 billion of third party funds under management, with the opportunity to increase such mandates during the second half of the year.

PPMA's IFRS operating profit in the first half of 2007 was £4 million, in line with the prior year figure.

National Planning Holdings (NPH), Jackson's independent broker-dealer network, had a strong first half to the year with profits up 67 per cent to £5 million. NPH, which is a network of four independent broker-dealers, increased product sales to £3.5 billion in the six months ending June 2007, an increase of 14 per cent over the prior year. NPH also increased the number of registered advisors in its network to 2,819 at the half year, up from 2,628 at year end, further expanding Jackson's access to independent broker-dealer distribution.

Curian, which offers innovative fee-based customised separately managed accounts, recorded improved results with losses of £2 million in the first half compared to losses of £3 million in the first half of the prior year at CER, as it continues to build scale in assets under management. At 30 June 2007, Curian had £1.5 billion of assets under management compared with £1.2 billion at 31 December 2006.

2. Outlook and forthcoming objectives

PPMA expects a positive outlook for the rest of 2007, driven by current momentum, favourable economic and market conditions, and growth prospects.

NPH expects to continue its track record of profitable growth driven by its strong operating model and opportunities in the US retirement market.

Curian expects to continue growing its assets under management, driven by favourable market conditions and opportunities in the US retirement market.

		CER		RER	
United States	**Half year 2007 £m**	Half year 2006 £m	Percentage change	Half year 2006 £m	Percentage change
Funds under management (£bn):					
Fund Management (PPMA)	**39**	35	11%	38	3%
Curian	**1.5**	1.0	50%	1.1	36%
Total IFRS operating profit (£m):					
US broker-dealer	**5**	3	67%	4	25%
Fund Management (PPMA)	**4**	4	–	4	–
Curian	**(2)**	(3)	33%	(4)	50%
Total	**7**	4	75%	4	75%

26 Prudential plc Interim Report 2007

Operating and financial review

Other corporate information

Other corporate information

Shareholders’ borrowings and financial flexibility

Core structural borrowings of shareholder-financed operations at 30 June 2007 totalled £2,413 million, compared with £2,612 million at the end of 2006 (excluding Egg). This decrease reflected repayment of the £150 million 9.375 per cent guaranteed bonds, exchange translation gains of £23 million and other adjustments of £26 million.

After adjusting for holding company cash and short-term investments of £1,546 million, net core structural borrowings at

30 June 2007 were £867 million. This compared with £1,493 million at 31 December 2006, mainly reflecting the net cash inflow of £561 million (including £527 million net proceeds from the sale of Egg) and exchange translation gains of £30 million.

Core structural borrowings at 30 June 2007 included £1,470 million at fixed rates of interest with maturity dates ranging from 2009 to perpetuity. £841 million of the core borrowings were denominated in US dollars, to hedge partially the currency exposure arising from the Group’s investment in Jackson.

Prudential has in place an unlimited global commercial paper programme. At 30 June 2007, commercial paper of £95 million, US$3,517 million and ¤212 million has been issued under this programme. Prudential also has in place a £5,000 million medium-term note (MTN) programme. At 30 June 2007, subordinated debt outstanding under this programme was £435 million and ¤520 million, and senior debt outstanding was ¤65 million, US$12 million and £5 million. In addition, the holding company has access to £1,600 million committed revolving credit facilities, provided by 16 major international banks, and a £500 million committed securities lending liquidity facility. These facilities have not been drawn on during the first half of the year. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are available for general corporate purposes and to support the liquidity needs of the parent company.

The Group’s insurance and asset management operations are funded centrally. The Group’s core debt is managed to be within a target level consistent with its current debt ratings. At 30 June 2007, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders’ funds plus debt) was 6.1 per cent compared with 11.2 per cent at 31 December 2006. Prudential plc enjoys strong debt ratings from Standard & Poor’s, Moody’s and Fitch. Prudential long-term senior debt is rated A+ (stable outlook), A2 (stable outlook) and AA- (stable outlook) from Standard & Poor’s, Moody’s and Fitch respectively, while short-term ratings are A-1, P-1 and F1+.

Based on EEV basis operating profit from continuing operations and interest payable on core structural borrowings, interest cover was 16.1 times in the first half of 2007 compared with 12.3 times in the first half of 2006.

Regulatory capital

In May 2007, Prudential completed the sale of Egg to Citi. As a result of this transaction Prudential expects a regulatory capital benefit of around £300 million.

Including this benefit Prudential currently estimates its Financial Conglomerates Directive (FCD) capital position at the end of 2007 will be a surplus of over £1 billion.

Inherited estate of Prudential Assurance

The assets of the main with-profits fund within the long-term insurance fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the inherited estate and has accumulated over many years from various sources.

The inherited estate represents the major part of the working capital of PAC’s long-term insurance fund. This enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

PAC believes that it would be beneficial if there were greater clarity as to the status of the Inherited Estate. As a result PAC has announced that it has begun a process to determine whether it can achieve that clarity through a reattribution of the inherited estate. As part of this process a Policyholder Advocate has been nominated to represent policyholders’ interests. This nomination does not mean that a reattribution will occur.

Given the size of the Group’s with-profits business any proposal is likely to be time consuming and complex to implement and is likely to involve a payment to policyholders from shareholders’ funds. If a reattribution is completed the inherited estate will continue to provide working capital for the long-term insurance fund.

Philip Broadley

Group Finance Director 31 July 2007

Prudential plc Interim Report 2007 27

Group results
European Embedded Value (EEV) basis unaudited interim supplementary information

EEV basis results

Summary consolidated income statement

	Half year 2007 £m	Half year 2006 £m	Full year 2006 £m
UK insurance operations	**462**	336	686
M&G	**140**	100	204
UK operations	**602**	436	890
US operations	**351**	350	718
Asian operations	**520**	374	864
Other income and expenditure	**(147)**	(141)	(298)
UK restructuring costs	**0**	(12)	(41)
Operating profit from continuing operations based on longer-term investment returns	**1,326**	1,007	2,133
Short-term fluctuations in investment returns	**241**	73	738
Mark to market value movements on core borrowings	**113**	168	85
Shareholders' share of actuarial gains and losses on defined benefit pension schemes	**125**	246	207
Effect of changes in economic assumptions and time value of cost of options and guarantees	**275**	(20)	59
Profit from continuing operations before tax	**2,080**	1,474	3,222
Shareholder tax	**(545)**	(387)	(904)
Profit from continuing operations for the period after tax before minority interests	**1,535**	1,087	2,318
Discontinued operations (net of tax)	**241**	(34)	(105)
Profit for the period	**1,776**	1,053	2,213
Attributable to:			
Equity holders of the Company	**1,775**	1,052	2,212
Minority interests	**1**	1	1
Profit for the period	**1,776**	1,053	2,213

Earnings per share (in pence)

	Half year 2007	Half year 2006	Full year 2006
Continuing operations			
From operating profit, based on longer-term investment returns, after related tax and minority interests	**39.4p**	29.3p	62.1p
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns (after minority interests)	**7.0p**	1.7p	21.8p
Adjustment for mark to market value movements on core borrowings	**4.6p**	7.0p	3.5p
Adjustment for post-tax effect of shareholders' share of actuarial gains and losses on defined benefit pension schemes	**3.7p**	7.2p	6.0p
Adjustment for post-tax effect of changes in economic assumptions and time value of cost of options and guarantees	**8.2p**	(0.1)p	2.6p
Based on profit from continuing operations after minority interests	**62.9p**	45.1p	96.0p
Discontinued operations			
Based on profit (loss) from discontinued operations after minority interests	**9.9p**	(1.3)p	(4.3)p
Based on profit for the period after tax and minority interests	**72.8p**	43.8p	91.7p
Average number of shares (millions)	**2,437**	2,403	2,413

Dividends per share (in pence)

	Half year 2007	Half year 2006	Full year 2006
Dividends relating to the reporting period:			
Interim dividend (2007 and 2006)	**5.70p**	5.42p	5.42p
Final dividend (2006)	**–**	–	11.72p
Total	**5.70p**	5.42p	17.14p
Dividends declared and paid in the reporting period:			
Current year interim dividend	**–**	–	5.42p
Final dividend for prior year	**11.72p**	11.02p	11.02p
Total	**11.72p**	11.02p	16.44p

28 Prudential plc Interim Report 2007

Group results
European Embedded Value (EEV) basis unaudited interim supplementary information

Operating profit from continuing operations based on longer-term investment returns*

Results analysis by business area

	Half year 2007 £m	Half year 2006 £m	Full year 2006 £m
UK operations			
New business	**108**	138	266
Business in force	**354**	198	420
Long-term business	**462**	336	686
M&G	**140**	100	204
Total	**602**	436	890
US operations			
New business	**144**	134	259
Business in force	**200**	212	449
Long-term business	**344**	346	708
Broker-dealer and fund management	**9**	8	18
Curian	**(2)**	(4)	(8)
Total	**351**	350	718
Asian operations			
New business	**282**	232	514
Business in force	**211**	127	315
Long-term business	**493**	359	829
Fund management	**33**	22	50
Development expenses	**(6)**	(7)	(15)
Total	**520**	374	864
Other income and expenditure			
Investment return and other income	**13**	18	8
Interest payable on core structural borrowings	**(88)**	(89)	(177)
Corporate expenditure:			
Group Head Office	**(50)**	(46)	(83)
Asia Regional Head Office	**(17)**	(19)	(36)
Charge for share-based payments for Prudential schemes	**(5)**	(5)	(10)
Total	**(147)**	(141)	(298)
UK restructuring costs	**0**	(12)	(41)
Operating profit from continuing operations based on longer-term investment returns	**1,326**	1,007	2,133
Analysed as profits (losses) from:			
New business	**534**	504	1,039
Business in force	**765**	537	1,184
Long-term business	**1,299**	1,041	2,223
Asia development expenses	**(6)**	(7)	(15)
Other operating results	**33**	(15)	(34)
UK restructuring costs	**0**	(12)	(41)
Total	**1,326**	1,007	2,133

*EEV basis operating profit from continuing operations based on longer-term investment returns excludes short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial gains and losses on defined benefit pension schemes, the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. The amounts for these items are included in total EEV profit. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this Interim Report.

For half year 2007, the EEV basis operating profit from continuing operations based on longer-term investment returns before tax of £1,326m includes a credit of £92m that arises from including the benefits, grossed up for notional tax, of altered corporate tax rates for the UK, Singapore and China. Further details are explained in note 7 to the EEV basis supplementary information.

The results for continuing operations shown above exclude those in respect of discontinued banking operations. On 1 May 2007, the Company sold Egg Banking plc. Accordingly, the presentation of the comparative results for half year and full year 2006 has been adjusted from those previously published.

Prudential plc Interim Report 2007 29

Group results
European Embedded Value (EEV) basis unaudited interim supplementary information

EEV basis results continued

Movement in shareholders' equity (excluding minority interests)

	Half year 2007 £m	Half year 2006 £m	Full year 2006 £m
Profit for the period attributable to equity holders of the Company	**1,775**	1,052	2,212
Items taken directly to equity:			
Exchange movements	**(65)**	(217)	(359)
Unrealised valuation movements on Egg securities classified as available-for-sale	**(2)**	(4)	(2)
Movement on cash flow hedges	**(3)**	4	7
Related tax	**(11)**	(39)	(74)
Dividends	**(288)**	(267)	(399)
Acquisition of Egg minority interests	**–**	(167)	(167)
New share capital subscribed	**117**	253	336
Reserve movements in respect of share-based payments	**9**	6	15
Treasury shares:			
Movement in own shares in respect of share-based payment plans	**11**	9	6
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS	**1**	1	0
Mark to market value movement on Jackson assets backing surplus and required capital*	**(15)**	–	7
Net increase in shareholders' equity	**1,529**	631	1,582
Shareholders' equity at beginning of period (excluding minority interests)	**11,883**	10,301	10,301
Shareholders' equity at end of period (excluding minority interests)	**13,412**	10,932	11,883
Comprising:			
UK operations:			
Long-term business	**6,308**	5,370	5,813
M&G:			
Net assets	**287**	273	230
Acquired goodwill	**1,153**	1,153	1,153
Egg	**–**	360	292
	7,748	7,156	7,488
US operations	**3,544**	3,379	3,360
Asian operations:			
Net assets	**3,012**	2,159	2,637
Acquired goodwill	**172**	172	172
Holding company net borrowings (at market value)	**(811)**	(1,558)	(1,542)
Other net liabilities	**(253)**	(376)	(232)
Shareholders' equity at end of period (excluding minority interests)	**13,412**	10,932	11,883
Representing shareholders' equity for:			
Long-term business operations	**12,690**	10,756	11,664
Other operations	**722**	176	219
	13,412	10,932	11,883

*The mark to market value movement on Jackson assets backing surplus and required capital for full year 2006 represents the cumulative adjustment as at 31 December 2006.

30 Prudential plc Interim Report 2007

Group results
European Embedded Value (EEV) basis unaudited interim supplementary information

Summarised consolidated balance sheet

	30 Jun 2007 £m	30 Jun 2006 £m	31 Dec 2006 £m
Total assets less liabilities, excluding insurance funds	**189,436**	175,456	183,130
Less insurance funds:*			
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds	**(183,531)**	(170,407)	(177,642)
Less shareholders' accrued interest in the long-term business	**7,507**	5,883	6,395
	(176,024)	(164,524)	(171,247)
Total net assets	**13,412**	10,932	11,883
Share capital	**123**	121	122
Share premium	**1,823**	1,808	1,822
IFRS basis shareholders' reserves	**3,959**	3,120	3,544
Total IFRS basis shareholders' equity	**5,905**	5,049	5,488
Additional EEV basis retained profit	**7,507**	5,883	6,395
Shareholders' equity (excluding minority interests)	**13,412**	10,932	11,883

*Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

Net asset value per share (in pence)

	30 Jun 2007	30 Jun 2006	31 Dec 2006
Based on EEV basis shareholders' equity of £13,412m (£10,932m, £11,883m)	**545p**	450p	486p
Number of issued shares at end of reporting period (millions)	**2,460**	2,430	2,444

Prudential plc Interim Report 2007 31

Group results

European Embedded Value (EEV) basis unaudited interim supplementary information

Notes on the EEV basis results

1. Basis of preparation of results

The EEV basis results have been prepared in accordance with the EEV Principles issued by the CFO Forum of European Insurance Companies in May 2004. Where appropriate the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The EEV results for the Group are prepared for ‘covered business’, as defined by the EEV Principles. Covered business represents the Group’s long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group’s covered business are then combined with the IFRS basis results for the Group’s other operations.

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal fund management.

With two principal exceptions, covered business comprises the Group’s long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of two of the Group’s defined benefit pension schemes. A very small amount of UK group pensions business is also not modelled for EEV reporting purposes. SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund. In 2006, a bulk annuity arrangement between SAIF and Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary, took place as explained in the notes to the schedule of new business within this Interim Report. Reflecting the altered economic interest for SAIF policyholders and Prudential shareholders, this arrangement represents a transfer from long-term business of the Group that is not ‘covered’ to business that is ‘covered’ with consequential effect on the EEV basis results.

As regards the Group’s defined benefit pension schemes, the surplus or deficit attaching to the Prudential Staff Pension Scheme (PSPS) and Scottish Amicable Pension scheme are excluded from the EEV value of UK operations and included in the total for Other operations. The surplus and deficit amounts are partially attributable to the PAC with-profits fund and shareholder-backed long-term business and partially to other parts of the Group. In addition to the IFRS surplus or deficit, the shareholders’ 10 per cent share of the PAC with-profits sub-fund’s interest in the movement on the financial position of the schemes is recognised for EEV reporting purposes.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.

The EEV basis results for the 2007 and 2006 half years are unaudited. The 2006 full year results have been derived from the EEV basis results supplement to the Company’s statutory accounts for 2006. The supplement included an unqualified audit report from the auditors.

2. Economic assumptions (a) Deterministic assumptions

In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on cash or fixed interest securities. This ‘active’ basis of assumption setting has been applied in preparing the results of all the Group’s UK and US long-term business operations. For the Group’s Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong.

An exception to this general rule is that for countries where long-term fixed interest markets are less established, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group’s Asian operations.

Expected returns on equity and property asset classes are derived by adding a risk premium, also based on the long-term view of Prudential’s economists in respect of each territory, to the risk-free rate. In the UK and the US, the equity risk premium is 4.0 per cent above risk-free rates for all periods for which results are prepared in this report. In Asia, equity risk premiums range from 3.0 per cent to 5.8 per cent for all periods for which results are prepared in this report. Best estimate assumptions for other asset classes, such as corporate bond spreads, are set consistently.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

32 Prudential plc Interim Report 2007

Group results
European Embedded Value (EEV) basis unaudited interim supplementary information

2. Economic assumptions continued

The table below summarises the principal financial assumptions:

	30 Jun 2007 %	30 Jun 2006 %	31 Dec 2006 %
UK insurance operations			
Risk discount rate:			
New business	**8.7**	8.0	7.8
In force	**8.6**	8.2	8.0
Pre-tax expected long-term nominal rates of investment return:			
UK equities	**9.3**	8.7	8.6
Overseas equities	**9.6 to 10.6**	8.7 to 9.4	8.6 to 9.3
Property	**7.8**	7.2	7.1
Gilts	**5.3**	4.7	4.6
Corporate bonds	**6.0**	5.4	5.3
Expected long-term rate of inflation	**3.1**	3.0	3.1
Post-tax expected long-term nominal rate of return for the with-profits fund:			
Pension business (where no tax applies)	**8.3**	7.7	7.5
Life business	**7.4**	6.85	6.6
US operations (Jackson)			
Risk discount rate:			
New business (note)	**7.9**	8.0	7.6
In force (note)	**7.3**	7.1	6.7
Expected long-term spread between earned rate and rate credited to policyholders for single premium deferred annuity business	**1.75**	1.75	1.75
US 10 year treasury bond rate at end of period	**5.1**	5.2	4.8
Pre-tax expected long-term nominal rate of return for US equities	**9.1**	9.2	8.8
Expected long-term rate of inflation	**2.4**	2.7	2.5

Note:

US operations – risk discount rates
The risk discount rates at 30 June 2007 for new business and business in force for US operations reflect weighted rates based on underlying rates of 8.8% for variable annuity business and 5.9% for other business. The increase in the weighted discount rate for business in force from 31 December 2006 of 6.7% to 30 June 2007 of 7.3% reflects the increase in the US 10-year treasury bond rate and the increasing proportion of variable annuity business.

Prudential plc Interim Report 2007 33

Group results
European Embedded Value (EEV) basis unaudited interim supplementary information

Notes on the EEV basis results continued

2. Economic assumptions continued

Asian operations

30 Jun 2007	China %	Hong Kong (notes iii, iv,v) %	India %	Indonesia %	Japan %	Korea %	Malaysia (notes iv,v) %	Philippines %	Singapore (notes iv,v) %	Taiwan (notes ii,v) %	Thailand %	Vietnam %
Risk discount rate:												
New business	**12.0**	**6.5**	**16.5**	**17.5**	**5.3**	**10.1**	**9.7**	**16.5**	**7.1**	**8.6**	**13.75**	**16.5**
In force	**12.0**	**6.7**	**16.5**	**17.5**	**5.3**	**10.1**	**9.3**	**16.5**	**6.3**	**9.3**	**13.75**	**16.5**
Expected long-term rate of inflation	**4.0**	**2.25**	**5.5**	**6.5**	**0.0**	**2.75**	**3.0**	**5.5**	**1.75**	**2.25**	**3.75**	**5.5**
Government bond yield	**9.0**	**5.1**	**10.5**	**11.5**	**2.2**	**5.6**	**7.0**	**10.5**	**4.5**	**5.5**	**7.75**	**10.5**

30 Jun 2006	China %	Hong Kong (notes iii, iv,v) %	India %	Indonesia %	Japan %	Korea %	Malaysia (notes iv,v) %	Philippines %	Singapore (notes iv,v) %	Taiwan (notes ii,v) %	Thailand %	Vietnam %
Risk discount rate:												
New business	12.0	6.6	16.5	17.5	5.3	9.7	9.5	16.5	6.7	8.9	13.75	16.5
In force	12.0	6.9	16.5	17.5	5.3	9.7	9.1	16.5	6.8	9.5	13.75	16.5
Expected long-term rate of inflation	4.0	2.25	5.5	6.5	0.0	2.75	3.0	5.5	1.75	2.25	3.75	5.5
Government bond yield	9.0	5.3	10.5	11.5	2.1	5.2	7.0	10.5	4.5	5.5	7.75	10.5

31 Dec 2006	China %	Hong Kong (notes iii, iv,v) %	India %	Indonesia %	Japan %	Korea %	Malaysia (notes iv,v) %	Philippines %	Singapore (notes iv,v) %	Taiwan (notes ii,v) %	Thailand %	Vietnam %
Risk discount rate:												
New business	12.0	6.6	16.5	17.5	5.3	9.5	9.5	16.5	6.9	8.8	13.75	16.5
In force	12.0	6.8	16.5	17.5	5.3	9.5	9.2	16.5	6.9	9.3	13.75	16.5
Expected long-term rate of inflation	4.0	2.25	5.5	6.5	0.0	2.75	3.0	5.5	1.75	2.25	3.75	5.5
Government bond yield	9.0	4.7	10.5	11.5	2.1	5.0	7.0	10.5	4.5	5.5	7.75	10.5

	Asia total 30 Jun 2007 %	Asia total 30 Jun 2006 %	Asia total 31 Dec 2006 %
Weighted risk discount rate (note i)			
New business	**10.1**	9.9	9.8
In force	**8.7**	8.9	8.8

Notes:

Asian operations – economic assumptions

(i) The weighted risk discount rates for the Asian operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis operating result for new business and the closing value of in-force business.

(ii) For traditional business in Taiwan, the economic scenarios used to calculate the half year 2007 EEV basis results continue to reflect the assumption of a phased progression of the bond yields from the current rates applying to the assets held to the long-term expected rates. The projections assume that in the average scenario, the current bond yields of around 2.5% trend towards 5.5% at 31 December 2013 (half year 2006: 2% towards 5.5% at 31 December 2012, full year 2006: 2% towards 5.5% at 31 December 2013).

The projections for the Fund Earned Rate reflect the same approach as applied for the full year 2006 results with allowance made for the mix of assets in the fund, future investment strategy and further market depreciation of bonds held as a result of assumed future yield increases. The projections for the Fund Earned Rate alter for changes to these factors and the effects of movements in interest rates from period to period.

After taking into account current bond yields, the assumption of the phased progression in bond yields and the factors described above, the average assumed Fund Earned Rate remains below 1.2% until 2010 (due to the depreciation of bond values as yields rise) and fluctuates around a target of 5.9% after 2013.

Consistent with EEV methodology, a constant discount rate has been applied to the projected cash flows.

(iii) The assumptions shown are for US dollar denominated business which comprises the largest proportion of the in-force Hong Kong business.

(iv) Assumed equity returns
The mean equity return assumptions for the most significant equity holdings in the Asian operations were:

	30 Jun 2007 %	30 Jun 2006 %	31 Dec 2006 %
Hong Kong	**9.1**	9.2	8.7
Malaysia	**12.8**	12.8	12.8
Singapore	**9.3**	9.3	9.3

To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

(v) For Hong Kong, Malaysia, Singapore and Taiwan, bond yields have been used in setting the risk discount rates for half year 2007 reporting. For half year and full year 2006, cash rates were used in setting the risk discount rates for these operations.

34 Prudential plc Interim Report 2007

Group results

European Embedded Value (EEV) basis unaudited interim supplementary information

2. Economic assumptions continued (b) Stochastic assumptions

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations such as the volatilities of asset returns reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

UK insurance operations

Interest rates are projected using a two-factor model calibrated to actual market data; the risk premium on equity assets is assumed to follow a log-normal distribution;

the corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

The rates to which the model has been calibrated are set out below.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

Standard deviations have been calculated by taking the annualised variance of the returns over all the simulations, taking the square root and averaging over all durations in the projection. For bonds the standard deviations relate to the yields on bonds of the average portfolio duration. For equity and property, they relate to the total return on these assets. The standard deviations applied to all periods presented in these statements are as follows:

%

Government bond yield 2.0 Corporate bond yield 5.5 Equities: UK 18.0 Overseas 16.0 Property 15.0

US operations (Jackson)

Interest rates are projected using a log-normal generator calibrated to actual market data;

corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and variable annuity equity and bond returns have been stochastically generated using a regime-switching log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 19.2 per cent to 28.6 per cent, (half year 2006 and full year 2006: 18.6 per cent to 28.1 per cent) depending on risk class, and the volatility of bond funds ranges from 1.4 per cent to 2.0 per cent for all periods presented in this report.

Asian operations

The same asset return model, as used in the UK, appropriately calibrated, has been used for the Asian operations.

The stochastic cost of guarantees are only of significance for the Hong Kong, Malaysia, Singapore and Taiwan operations.

The mean stochastic returns are consistent with the mean deterministic returns for each country. The volatility of equity returns ranges from 18 per cent to 25 per cent, (half year 2006: 18 per cent to 26 per cent, full year 2006: 18 per cent to 25 per cent) and the volatility of government bond yields ranges from 1.4 per cent to 2.5 per cent (half year 2006: 1.2 per cent to 2.2 per cent, full year 2006: 1.4 per cent to 2.5 per cent).

Prudential plc Interim Report 2007 35

Group results
European Embedded Value (EEV) basis unaudited interim supplementary information

Notes on the EEV basis results continued

3. Level of encumbered capital

In adopting the EEV Principles, the Company has based encumbered capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models, but when applying EEV Principles, no credit is taken for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in the UK and Asia, the capital available in the fund is sufficient to meet the encumbered capital requirements.

The table below summarises the level of encumbered capital as a percentage of the relevant statutory requirement.

	Capital as a percentage of relevant statutory requirement
UK insurance operations	100% of EU Minimum
Jackson	235% of Company Action Level
Asian operations	100% of Financial Conglomerates Directive requirement

4. Margins on new business premiums

Half year 2007	New business premiums Single £m	New business premiums Regular £m	Annual premium equivalent (APE) £m	Present value of new business premiums (PVNBP) £m	Pre-tax new business contribution £m	New business margin (APE) %	New business margin (PVNBP) %
UK insurance operations	**2,441**	**119**	**363**	**2,905**	**108**	**30**	**3.7**
US operations	**3,425**	**9**	**352**	**3,490**	**144**	**41**	**4.1**
Asian operations	**784**	**541**	**619**	**3,286**	**282**	**46**	**8.6**
Total	**6,650**	**669**	**1,334**	**9,681**	**534**	**40**	**5.5**

Half year 2006	New business premiums Single £m	New business premiums Regular £m	Annual premium equivalent (APE) £m	Present value of new business premiums (PVNBP) £m	Pre-tax new business contribution £m	New business margin (APE) %	New business margin (PVNBP) %
UK insurance operations	3,890	95	484	4,224	138	29	3.3
US operations	3,146	8	323	3,209	134	41	4.2
Asian operations	519	396	448	2,328	232	52	10.0
Total	7,555	499	1,255	9,761	504	40	5.2

Full year 2006	New business premiums Single £m	New business premiums Regular £m	Annual premium equivalent (APE) £m	Present value of new business premiums (PVNBP) £m	Pre-tax new business contribution £m	New business margin (APE) %	New business margin (PVNBP) %
UK insurance operations	6,991	201	900	7,712	266	30	3.4
US operations	5,964	17	614	6,103	259	42	4.2
Asian operations	1,072	849	956	5,132	514	54	10.0
Total	14,027	1,067	2,470	18,947	1,039	42	5.5

New business margins are shown on two bases, namely the margins by reference to Annual Premium Equivalents (APE) and the Present Value of New Business Premiums (PVNBP). APEs are calculated as the aggregate of regular new business premiums on an annualised basis and one-tenth of single new business premiums. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business allowing for lapses and other assumptions made in determining the EEV new business contribution.

In determining the EEV basis value of new business written in the period the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business contributions represent profits determined by applying the economic and non-economic assumptions applying at the end of the reporting period.

36 Prudential plc Interim Report 2007

Group results

European Embedded Value (EEV) basis unaudited interim supplementary information

5. UK insurance operations expense assumptions

The half year 2006 EEV basis financial statements included note disclosure which explained that in determining the appropriate expense assumptions account had been taken of the cost synergies that were expected to arise with some certainty from the initiative announced in December 2005 from UK insurance operations working more closely with Egg and M&G, and the effect of the end to end review of the UK business which was underway at the time. The disclosure noted that the half year 2006 basis results had been prepared on the same basis as the 2005 full year statements which had disclosed that without the anticipation of the cost synergies there would have been a charge for altered expense assumptions of approximately £55 million.

On 29 January 2007 the Company announced the agreement to sell Egg Banking plc to Citi. On 15 March 2007 the Company announced the actions necessary to implement the reassessed plans in light of this transaction and additional initiatives. In preparing the 2006 full year results, account was also taken of the effect of expense savings that were expected to arise with some certainty. Without this factor the effect on the full year 2006 results would have been a charge of £44 million for the net effect of revised assumptions in line with 2006 unit costs.

The half year 2007 results have been prepared using the same approach. Without the anticipation of expense savings there would have been an additional charge of £28 million for the net effect of revised assumptions in line with half year 2007 unit costs.

6. Taiwan – effect of altered economic assumptions and sensitivity of results to future market conditions

For the half year 2007 results, as explained in note 2 (a), the expected long-term bond yield has been maintained at 5.5 per cent to be achieved by 31 December 2013.

The sensitivity of the embedded value at 30 June 2007 of the Taiwan operation to altered economic assumptions and future market conditions to: (a) a one per cent increase or decrease in the projected long-term bond yield, (including all consequential changes to investment returns for all classes, market values of fixed interest assets and risk discount rates), is £83 million and £(134) million respectively; and (b) a one per cent increase or decrease in the starting bond rate for the progression to the assumed long-term rate is £92 million and £(100) million respectively.

If it had been assumed in preparing the half year 2007 results that interest rates remained at the current level of around 2.5 per cent until

31 December 2008 and the progression period in bond yields was delayed by a year so as to end on 31 December 2014, there would have been a reduction in the Taiwan embedded value of £90 million.

7. Effect of changes in corporate tax rates

At 30 June 2007, a change to reduce the UK corporate tax rate from 30 per cent to 28 per cent in 2008 had been substantively enacted in the legislative process. Accordingly, the half year 2007 results incorporate the effects of this change in projecting the tax cash flows attaching to in-force business. Under the convention applied for EEV basis reporting, profits are generally determined on a post-tax basis and then grossed up at the prevailing corporate tax rates to derive pre-tax results. The effect of the change in the UK rate is to give rise to a benefit to the value of business in force at 1 January 2007 of £48 million. After grossing up this amount for notional tax, the effect on the pre-tax operating results based on longer-term investment returns for UK insurance operations for half year 2007 is a credit of £67 million.

Similar considerations apply to corporate tax rate changes in Singapore and China giving rise to a benefit to the value of in-force business at 1 January 2007 of £20 million. After grossing up this amount for notional tax, the effect on the pre-tax operating results based on longer-term investment returns for Asian operations for half year 2007 is a credit of £25 million.

Prudential plc Interim Report 2007 37

Group results

European Embedded Value (EEV) basis unaudited interim supplementary information

Notes on the EEV basis results continued

8. Short-term fluctuations in investment returns for half year 2006 comparative results

The analysis of the half year 2006 EEV basis results in this interim report incorporates a reallocation of £41 million from the amount shown for the effect of changes in economic assumptions and time value of cost of options and guarantees to the credit for short-term fluctuations in investment returns. The change, which has no effect on operating profit or profit before tax relates to asset related gains for Jackson and has been made to align with the full year 2006 and current presentation.

9. Holding company net borrowings (at market value)

Holding company net borrowings at market value comprise:

30 Jun 2007 30 Jun 2006 31 Dec 2006

£m £m £m

Central funds borrowings:

IFRS basis(2,289) (2,520) (2,485) Mark to market value adjustment(68)(105)(176) EEV basis(2,357) (2,625) (2,661) Holding company* cash and short-term investments 1,546 1,067 1,119 Holding company net borrowings(811) (1,558) (1,542)

*Prudential plc and related finance subsidiaries.

38 Prudential plc Interim Report 2007

Group results

International Financial Reporting Standards (IFRS) basis unaudited financial information

Total insurance and investment products new business

Insurance products and investment products*

Insurance products * Investment products * Total

Half year Half year Full year Half year Half year Full year Half year Half year Full year 2007 2006 2006 2007 2006 2006 2007 2006 2006

£m £m £m £m £m £m £m £m £m

UK operations 2,560 3,985 7,192 7,519 6,795 13,486 10,079 10,780 20,678 US operations 3,434 3,154 5,981 19 – – 3,453 3,154 5,981 Asian operations 1,325 915 1,921 17,471 10,027 20,408 18,796 10,942 22,329 Group total 7,319 8,054 15,094 25,009 16,822 33,894 32,328 24,876 48,988

Insurance products – new business premiums and contributions*

Annual premium and Present value of new Single Regular contribution equivalents business premiums

Half Half Full Half Half Full Half Half Full Half Half Full year year year year year year year year year year year year 2007 2006 2006 2007 2006 2006 2007 2006 2006 2007 2006 2006

£m £m £m £m £m £m £m £m £m £m £m £m

UK operations

Product summary

Internal vesting annuities 687 615 1,341 – – – 69 62 134 687 615 1,341 Direct and partnership annuities 431 273 780 – – – 43 27 78 431 273 780 Intermediated annuities 282 247 592 – – – 28 25 59 282 247 592 Total individual annuities 1,400 1,135 2,713 – – – 140 114 271 1,400 1,135 2,713 Equity release 67 30 89 – – – 7 3 9 67 30 89 Individual pensions 18 10 21 – – – 2 1 2 20 10 21 Corporate pensions 107 35 318 42 32 66 53 36 98 296 124 490 Unit-linked bonds 138 213 388 – – – 14 21 39 138 213 388 With-profit bonds 114 54 139 – – – 11 5 14 114 54 139 Protection – 2 11 2 6 9 2 6 10 14 21 63 Offshore products 205 361 540 2 – – 22 36 54 215 361 540 Total retail retirement 2,049 1,840 4,219 46 38 75 251 222 497 2,264 1,948 4,443 Corporate pensions 110 165 261 60 44 100 71 61 126 314 350 643 Other products 100 134 232 13 13 26 23 26 49 145 175 347 DWP rebates 129 161 161 – – – 13 16 16 129 161 161

Total mature life and pensions 339 460 654 73 57 126 107 103 191 588 686 1,151

Total retail 2,388 2,300 4,873 119 95 201 358 325 688 2,852 2,634 5,594 Wholesale annuities 38 1,278 1,431 – – – 4 128 143 38 1,278 1,431 Credit life 15 312 687 – – – 1 31 69 15 312 687 Total UK operations 2,441 3,890 6,991 119 95 201 363 484 900 2,905 4,224 7,712

Channel Summary

Direct and partnership 1,151 993 2,543 106 81 174 221 180 428 1,567 1,288 3,133 Intermediated 1,108 1,146 2,169 13 14 27 124 129 244 1,156 1,185 2,300 Wholesale 53 1,590 2,118 – – – 5 159 212 53 1,590 2,118 Sub-total 2,312 3,729 6,830 119 95 201 350 468 884 2,776 4,063 7,551 DWP rebates 129 161 161 – – – 13 16 16 129 161 161

Total UK operations 2,441 3,890 6,991 119 95 201 363 484 900 2,905 4,224 7,712

Prudential plc Interim Report 2007 39

Group results
International Financial Reporting Standards (IFRS) basis unaudited financial information

Total insurance and investment products new business continued

Insurance products – new business premiums and contributions* continued

	Single			Regular			Annual premium and contribution equivalents			Present value of new business premiums		
	Half year 2007 £m	Half year 2006 £m	Full year 2006 £m	**Half year 2007 £m**	Half year 2006 £m	Full year 2006 £m	**Half year 2007 £m**	Half year 2006 £m	Full year 2006 £m	**Half year 2007 £m**	Half year 2006 £m	Full year 2006 £m
US operations												
Fixed annuities	**291**	313	688	**–**	–	–	**29**	31	69	**291**	313	688
Fixed index annuities	**220**	293	554	**–**	–	–	**22**	29	55	**220**	293	554
Variable annuities	**2,243**	1,888	3,819	**–**	–	–	**224**	189	382	**2,243**	1,888	3,819
Life	**3**	4	8	**9**	8	17	**10**	9	18	**68**	67	147
Guaranteed investment contracts	**133**	310	458	**–**	–	–	**13**	31	46	**133**	310	458
GIC – medium term notes	**535**	338	437	**–**	–	–	**54**	34	44	**535**	338	437
Total US operations	**3,425**	3,146	5,964	**9**	8	17	**352**	323	614	**3,490**	3,209	6,103
Asian operations												
China	**19**	17	27	**20**	13	36	**22**	15	39	**112**	88	198
Hong Kong	**199**	139	355	**54**	42	103	**74**	56	139	**493**	360	933
India (Group's 26% interest)	**16**	11	20	**81**	55	105	**83**	56	107	**340**	177	411
Indonesia	**35**	11	31	**43**	31	71	**46**	32	74	**178**	117	269
Japan	**52**	23	68	**11**	1	7	**16**	3	14	**97**	30	97
Korea	**72**	58	103	**113**	103	208	**120**	109	218	**608**	492	1,130
Malaysia	**9**	2	4	**32**	31	72	**33**	31	72	**186**	185	418
Singapore	**306**	205	357	**30**	29	72	**61**	49	108	**484**	391	803
Taiwan	**63**	47	92	**136**	74	139	**142**	79	148	**711**	421	743
Other	**13**	6	15	**21**	17	36	**22**	18	37	**77**	67	130
Total Asian operations	**784**	519	1,072	**541**	396	849	**619**	448	956	**3,286**	2,328	5,132
Group total	**6,650**	7,555	14,027	**669**	499	1,067	**1,334**	1,255	2,470	**9,681**	9,761	18,947

Investment products – funds under management*

	1 Jan 2007 £m	Gross inflows £m	Redemptions £m	Market and other movements £m	30 Jun 2007 £m
UK operations	44,946	7,519	(4,152)	311	48,624
US operations	–	19	(1)	–	18
Asian operations	12,253	17,471	(15,809)	665	14,580
Group total	**57,199**	**25,009**	**(19,962)**	**976**	**63,222**

* The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

Annual premium and contribution equivalents are calculated as the aggregate of regular new business amounts and one tenth of single new business amounts. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

Investment products referred to in the table for funds under management above are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

The premiums for half year and full year 2006 for wholesale annuities for UK operations include £592m and £560m for a bulk annuity transaction with the Scottish Amicable Insurance Fund (SAIF). SAIF is a closed ring-fenced sub-fund of the PAC long-term fund established by a Court approved Scheme of Arrangement in October 1997, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this fund, although they are entitled to investment management fees on this business. The full year 2006 amount is £32m different from the half year 2006 estimate due to refinements to calculations under the reassurance arrangement between the internal funds.

40 Prudential plc Interim Report 2007

Group results
International Financial Reporting Standards (IFRS) basis unaudited financial information

IFRS basis results

Summary consolidated income statement

	Half year 2007 £m	Half year 2006 £m	Full year 2006 £m
Earned premiums, net of reinsurance	**7,903**	8,164	15,986
Investment income	**8,250**	4,918	17,128
Other income	**1,094**	934	1,917
Total revenue, net of reinsurance (note C)	**17,247**	14,016	35,031
Benefits and claims and movement in unallocated surplus of with-profits funds	**(14,315)**	(11,370)	(28,421)
Acquisition costs and other operating expenditure	**(2,118)**	(1,658)	(4,212)
Finance costs: Interest on core structural borrowings of shareholder-financed operations	**(88)**	(89)	(177)
Total charges (note C)	**(16,521)**	(13,117)	(32,810)
Profit before tax* (note C)	**726**	899	2,221
Tax attributable to policyholders' returns	**2**	(162)	(849)
Profit before tax attributable to shareholders (note D)	**728**	737	1,372
Tax expense (note E)	**(251)**	(415)	(1,241)
Less: Tax attributable to policyholders' returns	**(2)**	162	849
Tax attributable to shareholders' profits (note E)	**(253)**	(253)	(392)
Profit from continuing operations after tax	**475**	484	980
Discontinued operations (net of tax) (note M)	**241**	(34)	(105)
Profit for the period	**716**	450	875
Attributable to:			
Equity holders of the Company	**715**	449	874
Minority interests	**1**	1	1
Profit for the period	**716**	450	875

Earnings per share (in pence)

	Half year 2007	Half year 2006	Full year 2006
Basic (based on 2,437m, 2,403m and 2,413m shares respectively):			
Based on profit from continuing operations attributable to the equity holders of the Company (note F)	**19.4p**	20.0p	40.5p
Based on profit (loss) from discontinued operations attributable to the equity holders of the Company	**9.9p**	(1.3)p	(4.3)p
	29.3p	18.7p	36.2p
Diluted (based on 2,440m, 2,406m and 2,416m shares respectively):			
Based on profit from continuing operations attributable to the equity holders of the Company (note F)	**19.4p**	20.0p	40.5p
Based on profit (loss) from discontinued operations attributable to the equity holders of the Company	**9.9p**	(1.3)p	(4.3)p
	29.3p	18.7p	36.2p

Dividends per share (in pence)

	Half year 2007	Half year 2006	Full year 2006
Dividends relating to reporting period:			
Interim dividend (2007 and 2006) (note G)	**5.70p**	5.42p	5.42p
Final dividend (2006)	**–**	–	11.72p
Total	**5.70p**	5.42p	17.14p
Dividends declared and paid in reporting period:			
Current year interim dividend	**–**	–	5.42p
Final dividend for prior year	**11.72p**	11.02p	11.02p
Total	**11.72p**	11.02p	16.44p

*Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

The presentation of the half year and full year 2006 comparative results has been adjusted to show Egg as a discontinued operation.

Prudential plc Interim Report 2007 41

Group results
International Financial Reporting Standards (IFRS) basis unaudited financial information

IFRS basis results continued

Consolidated statement of changes in equity

	Period ended 30 June 2007								
	Share capital £m	Share premium £m	Retained earnings £m	Translation reserve £m	Available-for-sale securities reserve £m	Hedging reserve £m	Shareholders' equity £m	Minority interests £m	Total equity £m
Reserves									
Profit for the period			715				715	1	716
Items recognised directly in equity:									
Exchange movements				(21)			(21)		(21)
Movement on cash flow hedges						(3)	(3)		(3)
Unrealised valuation movements on securities classified as available-for-sale:									
Unrealised holding losses arising during the period					(289)		(289)		(289)
Less gains included in the income statement					(3)		(3)		(3)
					(292)		(292)		(292)
Related change in amortisation of deferred income and acquisition costs					120		120		120
Related tax				(12)	59	1	48		48
Total items of income and expense recognised directly in equity				(33)	(113)	(2)	(148)		(148)
Total income and expense for the period			715	(33)	(113)	(2)	567	1	568
Dividends			(288)				(288)		(288)
Reserve movements in respect of share-based payments			9				9		9
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and other consolidated investment funds								(38)	(38)
Share capital and share premium									
New share capital subscribed	1	116					117		117
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(115)	115						
Treasury shares									
Movement in own shares in respect of share-based payment plans			11				11		11
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS			1				1		1
Net increase (decrease) in equity	1	1	563	(33)	(113)	(2)	417	(37)	380
At beginning of period	122	1,822	3,640	(125)	27	2	5,488	132	5,620
At end of period	123	1,823	4,203	(158)	(86)	0	5,905	95	6,000

42 Prudential plc Interim Report 2007

Group results
International Financial Reporting Standards (IFRS) basis unaudited financial information

Consolidated statement of changes in equity continued

	Period ended 30 June 2006								
	Share capital £m	Share premium £m	Retained earnings £m	Translation reserve £m	Available-for-sale securities reserve £m	Hedging reserve £m	Shareholders' equity £m	Minority interests £m	Total equity £m
Reserves									
Profit for the period			449				449	1	450
Items recognised directly in equity:									
Exchange movements				(134)			(134)		(134)
Movement on cash flow hedges						4	4		4
Unrealised valuation movements on securities classified as available-for-sale:									
Unrealised holding losses arising during the period					(707)		(707)		(707)
Less gains included in the income statement					(3)		(3)		(3)
					(710)		(710)		(710)
Related change in amortisation of deferred income and acquisition costs					311		311		311
Related tax				(39)	140	(1)	100		100
Total items of income and expenses recognised directly in equity				(173)	(259)	3	(429)		(429)
Total income and expense for the period			449	(173)	(259)	3	20	1	21
Dividends			(267)				(267)		(267)
Reserve movements in respect of share-based payments			6				6		6
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund								7	7
Acquisition of Egg minority interests (note K)			(167)				(167)	(84)	(251)
Share capital and share premium									
New share capital subscribed	2	251					253		253
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(7)	7						
Treasury shares									
Movement in own shares in respect of share-based payment plans			9				9		9
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS			1				1		1
Net increase (decrease) in equity	2	244	38	(173)	(259)	3	(145)	(76)	(221)
At beginning of period	119	1,564	3,236	173	105	(3)	5,194	172	5,366
At end of period	121	1,808	3,274	0	(154)	0	5,049	96	5,145

Prudential plc Interim Report 2007 43

Group results
International Financial Reporting Standards (IFRS) basis unaudited financial information

IFRS basis results continued

Consolidated statement of changes in equity continued

	Year ended 31 December 2006								
	Share capital £m	Share premium £m	Retained earnings £m	Translation reserve £m	Available-for-sale securities reserve £m	Hedging reserve £m	Shareholders' equity £m	Minority interests £m	Total equity £m
Reserves									
Profit for the year			874				874	1	875
Items recognised directly in equity:									
Exchange movements				(224)			(224)		(224)
Movement on cash flow hedges						7	7		7
Unrealised valuation movements on securities classified as available-for-sale:									
Unrealised holding losses arising during the year					(210)		(210)		(210)
Less losses included in the income statement					7		7		7
					(203)		(203)		(203)
Related change in amortisation of deferred income and acquisition costs					75		75		75
Related tax				(74)	50	(2)	(26)		(26)
Total items of income and expense recognised directly in equity				(298)	(78)	5	(371)		(371)
Total income and expense for the year			874	(298)	(78)	5	503	1	504
Dividends			(399)				(399)		(399)
Reserve movements in respect of share-based payments			15				15		15
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and other consolidated investment funds								43	43
Acquisition of Egg minority interests (note K)			(167)				(167)	(84)	(251)
Share capital and share premium									
New share capital subscribed	3	333					336		336
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(75)	75						
Treasury shares									
Movement in own shares in respect of share-based payment plans			6				6		6
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS			0				0		0
Net increase (decrease) in equity	3	258	404	(298)	(78)	5	294	(40)	254
At beginning of year	119	1,564	3,236	173	105	(3)	5,194	172	5,366
At end of year	122	1,822	3,640	(125)	27	2	5,488	132	5,620

44 Prudential plc Interim Report 2007

Group results

International Financial Reporting Standards (IFRS) basis unaudited financial information

Summary consolidated balance sheet

30 Jun 2007 30 Jun 2006 31 Dec 2006

£m £m £m

Assets

Intangible assets attributable to shareholders:

Goodwill 1,341 1,341 1,341 Deferred acquisition costs and acquired in-force value of long-term business contracts 2,693 2,697 2,497 4,034 4,038 3,838 Intangible assets attributable to PAC with-profits fund: In respect of acquired subsidiaries for venture fund and other investment purposes 1,145 978 830 Deferred acquisition costs 40 32 31 1,185 1,010 861 Total 5,219 5,048 4,699 Other non-investment and non-cash assets: Property, plant and equipment 1,107 1,018 1,133 Reinsurers’ share of policyholder liabilities 1,092 1,141 945 Deferred tax assets 675 423 1,012 Current tax recoverable 332 315 404 Accrued investment income 1,980 1,891 1,900 Other debtors 2,268 2,297 1,052 Total 7,454 7,085 6,446 Investments of long-term business, banking and other operations: Investment properties 14,149 13,682 14,491 Investments accounted for using the equity method 14 5 6 Financial investments: Loans and receivables 5,441 12,795 11,573 Equity securities and portfolio holdings in unit trusts 83,819 75,534 78,892 Debt securities 80,211 78,090 81,719 Other investments 6,737 3,930 5,401 Deposits 7,519 7,422 7,759 Total 197,890 191,458 199,841 Held for sale assets 286 94 463 Cash and cash equivalents 4,500 3,665 5,071

Total assets 215,349 207,350 216,520

Prudential plc Interim Report 2007 45

Group results
International Financial Reporting Standards (IFRS) basis unaudited financial information

IFRS basis results continued

Summary consolidated balance sheet continued

	30 Jun 2007 £m	30 Jun 2006 £m	31 Dec 2006 £m
Equity and liabilities			
Equity			
Shareholders' equity (note H)	**5,905**	5,049	5,488
Minority interests	**95**	96	132
Total equity	**6,000**	5,145	5,620
Liabilities			
Banking customer accounts	**–**	5,545	5,554
Policyholder liabilities and unallocated surplus of with-profits funds:			
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	**169,895**	158,127	164,988
Unallocated surplus of with-profits funds	**14,728**	13,421	13,599
Total insurance liabilities	**184,623**	171,548	178,587
Core structural borrowings of shareholder-financed operations:			
Subordinated debt (other than Egg)	**1,492**	1,573	1,538
Other	**921**	1,082	1,074
	2,413	2,655	2,612
Egg subordinated debt	**–**	451	451
Total (note I)	**2,413**	3,106	3,063
Other borrowings:			
Operational borrowings attributable to shareholder-financed operations (note J)	**2,605**	5,994	5,609
Borrowings attributable to with-profits funds (note J)	**2,122**	2,042	1,776
Other non-insurance liabilities:			
Obligations under funding, securities lending and sale and repurchase agreements	**4,381**	3,860	4,232
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	**3,406**	1,495	2,476
Current tax liabilities	**1,033**	1,168	1,303
Deferred tax liabilities	**3,624**	2,714	3,882
Accruals and deferred income	**477**	476	517
Other creditors	**2,029**	2,216	1,398
Provisions	**376**	383	464
Other liabilities	**2,260**	1,658	1,652
Held for sale liabilities	**–**	–	387
Total	**17,586**	13,970	16,311
Total liabilities	**209,349**	202,205	210,900
Total equity and liabilities	**215,349**	207,350	216,520

46 Prudential plc Interim Report 2007

Group results

International Financial Reporting Standards (IFRS) basis unaudited financial information

Summary consolidated cash flow statement

	Half year 2007 £m	Half year 2006 £m	Full year 2006 £m
Cash flows from operating activities			
Profit before tax from continuing operations (note i)	**726**	899	2,221
Profit (loss) before tax from discontinued operations (including profit on sale) (note M)	**222**	(45)	(150)
Total profit before tax	**948**	854	2,071
Changes in operating assets and liabilities (note ii)	**283**	73	420
Other items (note ii)	**(767)**	(241)	(282)
Net cash flows from operating activities	**464**	686	2,209
Cash flows from investing activities			
Net cash flows from purchases and disposals of property and equipment	**(137)**	(280)	(140)
Costs incurred on purchase of Egg minority interests (note K)	**–**	(6)	(6)
Acquisition of subsidiaries, net of cash balances (note iii)	**(77)**	15	(70)
Disposal of Egg, net of cash balances (notes iv and K)	**(538)**	–	–
Disposal of other subsidiaries, net of cash balances (note iii)	**157**	80	114
Net cash flows from investing activities	**(595)**	(191)	(102)
Cash flows from financing activities			
Structural borrowings of the Group:			
Shareholder-financed operations (note v):			
Redemption	**(150)**	(1)	(1)
Interest paid	**(104)**	(104)	(204)
With-profits operations (note vi):			
Interest paid	**–**	(9)	(9)
Equity capital (note vii):			
Issues of ordinary share capital	**1**	1	15
Dividends paid	**(171)**	(260)	(323)
Net cash flows from financing activities	**(424)**	(373)	(522)
Net (decrease) increase in cash and cash equivalents	**(555)**	122	1,585
Cash and cash equivalents at beginning of period	**5,071**	3,586	3,586
Effect of exchange rate changes on cash and cash equivalents	**(16)**	(43)	(100)
Cash and cash equivalents at end of period (note viii)	**4,500**	3,665	5,071

Notes

(i) Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits. It does not represent profit before tax attributable to shareholders.

(ii) The adjusting items to profit before tax include changes in operating assets and liabilities and other items comprising adjustments in respect of non-cash items, including operational interest receipts and payments, dividend receipts and tax paid. The figure of £(767)m for other items at half year 2007 includes £(290)m in respect of the profit on sale of Egg, which is included in the cash flows from investing activities in this statement, and tax paid of £(361)m. The most significant elements of the adjusting items within changes in operating assets and liabilities are as follows:

	Half year 2007 £m	Half year 2006 £m	Full year 2006 £m
Deferred acquisition costs (excluding changes taken directly to equity)	**(277)**	(462)	(398)
Other non-investment and non-cash assets	**(884)**	(873)	166
Investments	**(7,189)**	(2,618)	(13,748)
Policyholder liabilities (including unallocated surplus)	**7,181**	4,105	13,540
Other liabilities (including operational borrowings)	**1,452**	(79)	860
Changes in operating assets and liabilities	**283**	73	420

(iii) Acquisitions and disposals of subsidiaries shown above include venture fund and other investment subsidiaries of the PAC with-profits fund, as shown in note K.

(iv) The amount of £(538)m in respect of the disposal of Egg, net of cash balances shown above, represents the net sale proceeds of £527m less cash and cash equivalents of £1,065m held by Egg and transferred on disposal.

(v) Structural borrowings of shareholder-financed operations consist of the core debt of the parent company and related finance subsidiaries, Jackson surplus notes and, in 2006, Egg debenture loans. Following the sale of Egg in May 2007, these loans no longer form part of the Group's borrowings. Core debt excludes borrowings to support short-term fixed income securities programmes and non-recourse borrowings of investment subsidiaries of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities. In June 2007, borrowings of £150m were repaid on maturity.

(vi) Structural borrowings of with-profits operations relate solely to the £100m 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows on other borrowings of with-profits funds, which principally relate to venture fund investment subsidiaries and other consolidated investment vehicles, are categorised as operating activities in the presentation above.

(vii) Cash movements in equity capital exclude scrip dividends and share capital issued in respect of the acquisition of Egg minority interests in 2006.

(viii) Of the cash and cash equivalents amounts reported above, £377m (half year 2006: £388m; full year 2006: £437m) represents cash and cash equivalents of the parent company and related finance subsidiaries.

Prudential plc Interim Report 2007 47

Group results
International Financial Reporting Standards (IFRS) basis unaudited financial information

Notes on the IFRS basis results

A. Basis of preparation and audit status

The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or changed IFRS that are already endorsed by the European Union (EU) and that are applicable or available for early adoption for the next annual financial statements.

The IFRS basis results for the 2007 and 2006 half years are unaudited. The 2006 full year IFRS basis results have been derived from the 2006 statutory accounts. The auditors have reported on the 2006 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was (i) unqualified, (ii) did not include reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

B. Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated financial statements are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2006.

C. Segment disclosure

	Half year 2007 £m	Half year 2006 £m	Full year 2006 £m
Revenue			
Long-term business	**16,616**	13,565	34,197
Broker-dealer and fund management	**682**	518	1,080
Unallocated corporate	**90**	71	38
Intra-group revenue eliminated on consolidation	**(141)**	(138)	(284)
Total revenue per income statement	**17,247**	14,016	35,031
Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)			
Long-term business, including post-tax transfers to unallocated surplus of with-profits funds	**(16,076)**	(12,881)	(32,162)
Broker-dealer and fund management	**(479)**	(358)	(797)
Unallocated corporate	**(107)**	(16)	(135)
Intra-group charges eliminated on consolidation	**141**	138	284
Total charges per income statement	**(16,521)**	(13,117)	(32,810)
Revenue less charges (continuing operations)			
Long-term business	**540**	684	2,035
Broker-dealer and fund management	**203**	160	283
Unallocated corporate	**(17)**	55	(97)
Profit before tax*	**726**	899	2,221
Tax attributable to policyholders' returns	**2**	(162)	(849)
Profit before tax attributable to shareholders	**728**	737	1,372
Tax attributable to shareholders' profits	**(253)**	(253)	(392)
Profit from continuing operations after tax	**475**	484	980
Discontinued operations (net of tax)			
Banking (note M)	**241**	(34)	(105)
Profit for the period	**716**	450	875

*Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

48 Prudential plc Interim Report 2007

Group results
International Financial Reporting Standards (IFRS) basis unaudited financial information

D. Supplementary analysis of profit from continuing operations before tax attributable to shareholders

Results analysis by business area

	Half year 2007 £m	Half year 2006 £m	Full year 2006 £m
UK operations			
UK insurance operations	**251**	205	500
M&G	**140**	100	204
Total	**391**	305	704
US operations			
Jackson	**218**	223	398
Broker-dealer and fund management	**9**	8	18
Curian	**(2)**	(4)	(8)
Total	**225**	227	408
Asian operations			
Long-term business	**76**	88	189
Fund management	**33**	22	50
Development expenses	**(6)**	(7)	(15)
Total	**103**	103	224
Other income and expenditure			
Investment return and other income	**42**	33	58
Interest payable on core structural borrowings	**(88)**	(89)	(177)
Corporate expenditure:			
Group Head Office	**(50)**	(46)	(83)
Asia Regional Head Office	**(17)**	(19)	(36)
Charge for share-based payments for Prudential schemes (note iii)	**(5)**	(5)	(10)
Total	**(118)**	(126)	(248)
UK restructuring costs	**0**	(11)	(38)
Operating profit from continuing operations based on longer-term investment returns (note iv)	**601**	498	1,050
Short-term fluctuations in investment returns on shareholder-backed business (note i)	**24**	39	155
Shareholders' share of actuarial gains and losses on defined benefit pension schemes (note ii)	**103**	200	167
Profit from continuing operations before tax attributable to shareholders (note iv)	**728**	737	1,372

Notes

(i) Short-term fluctuations in investment returns on shareholder-backed business

	Half year 2007 £m	Half year 2006 £m	Full year 2006 £m
US operations:			
Movement in market value of derivatives (other than equity-based) used for economic hedging purposes	**36**	93	34
Actual less longer-term investment returns for other items	**25**	9	20
Asian operations	**(10)**	(36)	134
Other operations	**(27)**	(27)	(33)
	24	39	155

(ii) Shareholders' share of actuarial gains and losses on defined benefit pension schemes

	Half year 2007 £m	Half year 2006 £m	Full year 2006 £m
Actual less expected return on scheme assets*	**(178)**	(57)	156
Experience (losses) gains on liabilities	**(8)**	0	18
Gains on changes of assumptions for scheme liabilities**	**462**	611	311
	276	554	485
Less: amounts attributable to the PAC with-profits fund	**(173)**	(354)	(318)
	103	200	167

*The expected rate of return applied for half year 2007 was 5.9%. The shortfall of actual investment returns against expected returns in half year 2007 was due to the decrease in the value of corporate and government bonds which more than offset the increase in the value of equity and property holdings of the schemes.

**The gains on changes of assumptions for scheme liabilities primarily reflect movements in yields on good quality corporate bonds. These yields are used to discount the projected pension scheme benefit payments.

The discount rates applied for the Group's UK defined benefit schemes, and reflected in the gains and losses shown above, are as follows:
30 June 2007 5.8%; 31 December 2006 5.2%; 30 June 2006 5.5%; and 31 December 2005 4.8%

(iii) Share-based payments
The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.

(iv) Continuing operations – scope
The results for continuing operations shown above exclude those in respect of discontinued banking operations. On 1 May 2007, the Company sold Egg Banking plc. Accordingly, the presentation of the comparative results for half year and full year 2006 has been adjusted from those previously published. Note M shows the detailed results for the discontinued operations.

Prudential plc Interim Report 2007 49

Group results
International Financial Reporting Standards (IFRS) basis unaudited financial information

Notes on the IFRS basis results continued

E. Tax charge

The total tax charge of £251 million for the half year 2007 (half year 2006: £415 million; full year 2006: £1,241 million) comprises £37 million (half year 2006: £231 million; full year 2006: £698 million) UK tax and £214 million (half year 2006: £184 million; full year 2006: £543 million) overseas tax. This tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £253 million for the half year 2007 (half year 2006: £253 million; full year 2006: £392 million) comprises £95 million (half year 2006: £106 million; full year 2006: £142 million) UK tax and £158 million (half year 2006: £147 million; full year 2006: £250 million) overseas tax.

The tax credit related to discontinued operations, which is all attributable to shareholders, amounted to £19 million (half year 2006: £11 million; full year 2006: £45 million).

Amounts for deferred tax are determined using the current rate of tax or, where substantively enacted through the legislative process, the prospective rate. Accordingly, the deferred tax amounts for half year 2007 reflect the prospective change for the main UK corporation tax rate from 30 per cent to 28 per cent which is anticipated to be effective from 1 April 2008.

F. Supplementary analysis of earnings per share from continuing operations

	Half year 2007 (pence)	Half year 2006 (pence)	Full year 2006 (pence)
On operating profit based on longer-term investment returns after related tax and minority interests	**16.3p**	14.0p	30.9p
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns (after related minority interests)	**0.1p**	0.2p	4.8p
Adjustment for post-tax shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	**3.0p**	5.8p	4.8p
On profit from continuing operations after tax and minority interests	**19.4p**	20.0p	40.5p

G. Dividend

An interim dividend of 5.70 pence per share will be paid on 24 September 2007 to shareholders on the register at the close of business on 17 August 2007. A scrip dividend alternative will be offered to shareholders.

H. Shareholders' equity

	30 Jun 2007 £m	30 Jun 2006 £m	31 Dec 2006 £m
Share capital	**123**	121	122
Share premium	**1,823**	1,808	1,822
Reserves	**3,959**	3,120	3,544
Total	**5,905**	5,049	5,488

I. Net core structural borrowings of shareholder-financed operations

	30 Jun 2007 £m	30 Jun 2006* £m	31 Dec 2006* £m
Core structural borrowings of shareholder-financed operations (per consolidated balance sheet):			
Central funds	**2,289**	2,520	2,485
Jackson	**124**	135	127
Total	**2,413**	2,655	2,612
Less: Holding company** cash and short-term investments (recorded within the consolidated balance sheet)	**(1,546)**	(1,067)	(1,119)
Net core structural borrowings of shareholder-financed operations	**867**	1,588	1,493

*Excluding Egg's borrowings.

**Prudential plc and related finance subsidiaries.

50 Prudential plc Interim Report 2007

Group results
International Financial Reporting Standards (IFRS) basis unaudited financial information

J. Other borrowings

	30 Jun 2007 £m	30 Jun 2006 £m	31 Dec 2006 £m
Operational borrowings attributable to shareholder-financed operations			
Borrowings in respect of short-term fixed income securities programmes	**2,045**	1,500	2,032
Non-recourse borrowings of investment subsidiaries managed by PPM America	**544**	943	743
Borrowings in respect of banking operations	**–**	3,535	2,819
Other borrowings	**16**	16	15
Total	**2,605**	5,994	5,609
Borrowings attributable to with-profits funds			
Non-recourse borrowings of venture fund investment subsidiaries	**1,063**	1,183	926
Non-recourse borrowings of consolidated investment vehicles	**854**	690	681
Subordinated debt of the Scottish Amicable Insurance Fund	**100**	100	100
Other borrowings (predominantly obligations under finance leases)	**105**	69	69
Total	**2,122**	2,042	1,776

K. Acquisitions and disposals

(i) Shareholder acquisitions and disposals – Egg

In the first half of 2006, the Company acquired the outstanding 21.7 per cent minority interest in Egg, its UK banking business. The Company accounted for the purchase of minority interests using the economic entity method. Accordingly, £167 million was charged to retained earnings in 2006 representing the difference between the consideration paid and the share of net assets acquired.

On 29 January 2007, the Company announced that it had entered into a binding agreement to sell Egg Banking plc to Citi. Under the terms of the agreement, the consideration payable to the Company by Citi was £575 million cash, subject to adjustments to reflect any change in net asset value between 31 December 2006 and completion.

On 1 May 2007, the Company completed the sale. The consideration, net of expenses, was £527 million. The reduction from the £575 million noted above primarily reflects Egg's post tax operating loss of £49 million for the period from 1 January 2007 to the date of sale, as shown in note M.

Cash and cash equivalents disposed of were £1,065 million. Accordingly, the cash outflow for the Group arising from the disposal of Egg, as shown in the summary consolidated cash flow statement, was £538 million.

(ii) PAC with-profits fund acquisitions

The PAC with-profits fund acquires a number of venture capital holdings through PPM Capital and M&G in which the Group is deemed to have a controlling interest, in aggregate with, if applicable, other holdings held by, for example, the Prudential Staff Pension Scheme. There were two such acquisitions during the period to 30 June 2007. These were acquisitions for:

- 78 per cent of the voting equity interest of Red Funnel, a ferry company, in June 2007; and
- 71 per cent of the voting equity interest of Orizon AG, an employment hiring agency, in March 2007.

The results of the acquisitions have been included in the consolidated financial statements of the Group commencing on the respective dates of acquisition. The earnings contributed by these acquisitions to the income statement are insignificant to the half year 2007 results and are reflected in the change in the unallocated surplus of the with-profits fund. Shareholder results are unaffected. Total consideration of £97 million was paid in respect of the acquisitions during the period to 30 June 2007. Cash and cash equivalents of £20 million were acquired.

(iii) PAC with-profits fund disposals

As at 31 December 2006, one venture subsidiary was classified as held for sale; Pharmacia Diagnostics. The sale of this venture subsidiary was completed on 18 January 2007. Total cash consideration received was £179 million. Goodwill of £138 million and cash and cash equivalents of £22 million were disposed of. No other venture subsidiaries were sold during the first half of 2007 or classified as held for sale at 30 June 2007.

Prudential plc Interim Report 2007 51

Group results
International Financial Reporting Standards (IFRS) basis unaudited financial information

Notes on the IFRS basis results continued

L. 2006 half year comparative balance sheet

Minor presentational adjustments have been made for refinements to the acquisition accounting for intangible assets of venture fund investment subsidiaries of the PAC with-profits fund. These adjustments affect the carrying value of goodwill and other intangible assets, with minor consequential effects on some other balance sheet categories. Shareholders' profit and equity are unaffected by these adjustments.

M. Discontinued operations

	Half year 2007 £m	Half year 2006 £m	Full year 2006 £m
Pre-tax profit (loss) from discontinued operations			
Egg results :			
Operating loss based on longer-term investment returns for the period of ownership	**(68)**	(45)	(157)
Short-term fluctuations in investment returns	**–**	–	7
Profit on sale of Egg Banking plc	**290**	–	–
Total	**222**	(45)	(150)
Tax			
On Egg results :			
Operating loss based on longer-term investment returns for the period of ownership	**19**	11	47
Short-term fluctuations in investment returns	**–**	–	(2)
On profit on sale of Egg Banking plc	**0**	–	–
Total	**19**	11	45
Profit (loss) from discontinued operations, net of tax	**241**	(34)	(105)

Discontinued operations relate entirely to UK banking operations following the sale on 1 May 2007 of Egg Banking plc to Citi. Note K(i) provides details of the sale of Egg.

52 Prudential plc Interim Report 2007

Group results

Independent review reports by KPMG Audit Plc to Prudential plc

Independent review reports by KPMG Audit Plc to Prudential plc

Introduction

We have been engaged by the Company to review the International Financial Reporting Standards (IFRS) basis financial information for the six months ended 30 June 2007 set out on pages 39 to 52. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The Interim Report, including the IFRS financial information contained therein, is the responsibility of, and has been approved, by the directors. The directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the IFRS financial information as presented for the six months ended 30 June 2007.

KPMG Audit Plc

Chartered Accountants London 31 July 2007

Introduction

We have been engaged by the Company to review the European Embedded Value (EEV) basis interim supplementary information for the six months ended 30 June 2007 set out on pages 28 to 38 (the interim supplementary information).

The interim supplementary information has been prepared in accordance with the EEV Principles issues in May 2004 by the CFO Forum using the methodology and assumptions set out on pages 32 to 35. The interim supplementary information should be read in conjunction with the Group’s interim IFRS financial information which is set out on pages 39 to 52.

We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the interim supplementary information.

This report is made solely to the Company in accordance with the terms of our engagement. Our review has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The Interim Report, including the interim supplementary information contained therein, is the responsibility of, and has been approved by, the directors. The directors have accepted responsibility for preparing the interim supplementary information in accordance with the EEV Principles and for determining the assumptions used in the application of those principles.

Review work performed

We conducted our review having regard to Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the interim supplementary information and underlying financial data and, based thereon, assessing whether the methodology, assumptions and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim supplementary information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the interim supplementary information as presented for the six months ended 30 June 2007.

KPMG Audit Plc

Chartered Accountants London 31 July 2007

Prudential plc Interim Report 2007 53

Additional information

Shareholder information

Shareholder information

Financial calendar

Ex dividend date for the 2007 interim dividend 15 August 2007 Record date 17 August 2007 Scrip reference price displayed on Company’s website 22 August 2007 Scrip Mandate deadline for 2007 interim dividend 5 September 2007 Payment of 2007 interim dividend 24 September 2007

Shareholder enquiries

Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA Tel: 0870 600 0190 Fax: 0870 600 3980

Textel: 0870 600 3950 (for hard of hearing) International shareholders Tel: +44 121 415 7047

Dividend mandates

Shareholders may find it convenient to have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call Lloyds TSB Registrars and request a Dividend Mandate form. Alternatively, you may download a form from www.prudential.co.uk/prudential-plc/ investors/shareholder_services/forms/ We can also pay cash dividends in various currencies including US Dollars and European Euros. For further information on this service please contact Lloyds TSB Registrars.

Evergreen scrip dividend scheme

The Company will be offering an evergreen scrip dividend scheme in respect of the 2007 interim dividend. The number of new shares each participating shareholder will be entitled to is calculated by dividing the total cash dividend due at the record date (17 August 2007) by the scrip reference price.

The scrip reference price is calculated as the average of the middle market quotations for the Company’s shares as derived from the Daily Official List of the London Stock Exchange for the five business days which commenced on 15 August 2007. The scrip reference price will be displayed on the Company’s website on

22 August 2007.

Once signed up to the evergreen scrip shareholders will automatically receive shares for all future scrip dividends, this election can be cancelled at any time by the shareholder. The evergreen scrip dividend mandate form and booklet can be found on our website www.prudential.co.uk/prudential-plc/investors/ shareholder_services/forms/

Electronic communications

Shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk. This will save on printing and distribution costs, creating environmental benefits. When you register, you will be sent an email notification to say when shareholder documents are available on our website and you will be provided with a link to that information. When registering, you will need your shareholder reference number which can be found on your share certificate. Please contact Lloyds TSB Registrars if you require any assistance or further information.

Share dealing services

The Company’s Registrars, Lloyds TSB Registrars, offer a postal dealing facility for buying and selling Prudential plc ordinary shares, telephone 0870 242 4244. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call 0870 850 0852 between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

ShareGift

Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be obtained from Lloyds TSB Registrars. Further information about ShareGift may be obtained on 020 7337 0501 or from www.ShareGift.org There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to obtain income tax relief.

Irish branch register

The Company operates a branch register for Irish shareholders. All enquiries regarding Irish branch register accounts should be directed to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7.

Telephone: 00 353 1 810 2400.

American Depositary Receipts (ADRs)

The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JP Morgan, the authorised depositary bank, at JP Morgan Service Center, P O Box 3408, South Hackensack, NJ 07606-3408, USA, telephone 001 201 680 6630 or log on to www.adr.com

54 Prudential plc Interim Report 2007

Additional information

How to contact us

How to contact us

Prudential plc

Laurence Pountney Hill London EC4R 0HH Tel: +44 (0)20 7220 7588 www.prudential.co.uk Prudential UK & Europe

3 Sheldon Square London W2 6PR Tel: +44 (0)20 7334 9000 www.pru.co.uk M&G

Laurence Pountney Hill London EC4R 0HH Tel: +44 (0)20 7626 4588 www.mandg.co.uk Prudential Corporation Asia

13th Floor

One International Finance Centre 1 Harbour View Street Central Hong Kong Tel: +852 2918 6300 Fax: +852 2525 7522 www.prudentialcorporation-asia.com

Jackson National Life Insurance Company

1 Corporate Way Lansing Michigan 48951 United States Tel: +1 517 381 5500 www.jnl.com

Institutional Analyst and Investor Enquiries

Tel: +44 (0)20 7548 3511

E-mail: investor.relations@prudential.co.uk Shareholder Enquiries

Tel: 0870 600 0190 International shareholders Tel: + 44 (0) 121 415 7047

Media Enquiries

Tel: +44 (0)20 7548 2007

E-mail: media.relations@prudential.co.uk

Prudential plc Interim Report 2007 55

Additional information

Prudential public limited company

Incorporated and registered in England and Wales

Registered office Laurence Pountney Hill London EC4R 0HH Registered number: 1397169

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA)

Forward-looking statement

This report may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements it may make.

56 Prudential plc Interim Report 2007

This report is printed on Revive 50:50. This paper is produced from 50 per cent recovered waste and 50 per cent virgin fibre, and the pulp is bleached using an Elemental Chlorine Free (ECF) process. The Forest Stewardship Council have given this paper their Mixed Sources accreditation, acknowledging it has been produced from recycled wood or fibre, well-managed forests and other controlled sources. The paper mill and printer are certified to the ISO 14001 environmental management standard. This report can be recycled.

Designed and produced by CGI London. Printed by royle corporate print.

Prudential public limited company

Incorporated and registered in England and Wales

Registered office

Laurence Pountney Hill London EC4R 0HH Registered number: 1397169

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA)

www.prudential.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 August 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Penny Follows
Penny Follows,
Shareholder Services and Share Plans Manager